Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

COD INTERMEDIATE, LLC

COD MERGER COMPANY, INC.

and

WCA WASTE CORPORATION

Dated as of December 21, 2011

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2011 (this “Agreement”), among Cod Intermediate, LLC, a Delaware limited liability company (“Parent”), Cod Merger Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and WCA Waste Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company, the Parent and Merger Sub have approved and declared advisable, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and upon the terms and subject to the conditions set forth herein; and

WHEREAS, subject to the terms and conditions hereof, the Board of Directors of the Company (the “Board”) is recommending that the holders of the Company’s capital stock entitled to vote thereon vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. Subject to Section 5.19 and the schedule thereto, the closing of the Merger (the “Closing”) shall take place at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 at 10:00 a.m., local time, on a date to be specified by the Company and Parent, which shall be no later than fifteen (15) Business Days following the day on which the last to be satisfied or (to the extent permitted by this Agreement and applicable Law) waived of the conditions set forth in ARTICLE 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by this Agreement and applicable Law, waiver of such conditions) shall be satisfied or waived in accordance with this Agreement, or such other place, date and time as the Company and Parent may agree in writing, unless this Agreement has theretofore been terminated pursuant to its terms; provided, however, that Parent or Merger Sub shall not be required to effect the Closing on or before the date that is fifty (50) Business Days after the date on which the Company first files the Proxy Statement with the SEC in accordance with Section 5.4 (the “Parent Financing Date”) unless Parent otherwise consents in writing. In the event the conditions set forth in the schedule to Section 5.19 or in Section 6.1(c) are delayed beyond the date on which the Company and Parent currently anticipate such conditions shall be satisfied then the Company and Parent shall negotiate in good faith for a reasonable extension of the Parent Financing Date to account for such delay. The day on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with Section 251 of the DGCL (the “Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time of such filing or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger to read in the form of the amended and restated certificate of incorporation set forth on Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 5.8.

(b) The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in their entirety in the form set forth on Exhibit B hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, in each case consistent with the obligations set forth in Section 5.8.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Closing Date shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Company Capital Stock

(i) Common Stock Merger Consideration. Subject to Section 2.1(b) and Section 2.1(d), each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Common Share”), other than any Cancelled Shares (to the extent provided in Section 2.1(b)) and any Shares held by Dissenting Stockholders, if any, shall thereupon be converted automatically into and shall thereafter represent the right to receive $6.50 in cash in accordance with Section 2.2 (the “Common Stock Merger Consideration”), without interest. All Common Shares that have been converted into the right to receive the Common Stock Merger Consideration as provided in this Section 2.1(a)(i) shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate (or Common Shares in book-entry form) which immediately prior to the Effective Time represented such Common Shares shall cease to have any rights with respect to such Common Shares other than the right to receive the Common Stock Merger Consideration, without interest, in accordance with this Section 2.1(a)(i) and Section 2.2 hereof.

(ii) Preferred Stock Merger Consideration. Subject to Section 2.1(b) and Section 2.1(d), each share of Series A Preferred Stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (such shares, collectively, “Company Preferred Stock,” and, together with the Company Common Stock the “Company Capital Stock”, and each, a “Preferred Share”, a Preferred Share or Common Share may be referred to herein as a “Share”), other than any Shares held by Dissenting Stockholders, if any, shall thereupon be converted automatically into and shall thereafter represent the right to receive $130.565 (as such amount may be adjusted pursuant to Section 2.1(a)(ii) of the Company Exceptions Letter), in accordance with Section 2.2 (the “Preferred Stock Merger Consideration” and, together with the Common Stock Merger Consideration, the “Merger Consideration”), without interest. All Preferred Shares that have been converted into the right to receive the Preferred Stock Merger Consideration as provided in this Section 2.1(a)(ii) shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate (or Preferred Shares in book-entry form) which immediately prior to the Effective Time represented such Preferred Shares shall cease to have any rights with respect to such Preferred Shares other than the right to receive the Preferred Stock Merger Consideration, without interest, in accordance with this Section 2.1(a)(ii) and Section 2.2 hereof.

(b) Parent and Merger Sub-Owned Shares. Each Common Share and Preferred Share that is owned, directly or indirectly, by Merger Sub immediately prior to the Effective Time or held by the Company or any of its Subsidiaries immediately prior to the Effective Time (in each case, other than any such Common Shares or Preferred Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, (i) be cancelled, (ii) not be converted into the right to receive the Common Stock Merger Consideration or the Preferred Stock Merger Consideration and (iii) cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change, other than such changes expressly permitted herein or set forth in Section 2.1(d) of the Company Exceptions Letter, in the outstanding shares of Company Capital Stock, or securities convertible or exchangeable into or exercisable for shares of Company Capital Stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger, issuer tender or exchange offer, or other similar transaction, the Common Stock Merger Consideration and/or Preferred Stock Merger Consideration, as applicable, shall be equitably adjusted to reflect such change; provided that nothing herein shall be construed to permit the Company to take any action with respect to its securities that is prohibited or not expressly permitted by the terms of this Agreement.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. On or before the Closing Date and prior to the Effective Time, Parent and Merger Sub will enter into an agreement with a U.S. bank or trust company that shall be appointed by Parent and reasonably acceptable to the Company to act as agent for the holders of the Shares and holders of the Company Stock Options in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration and the Option Consideration to which such holders shall become entitled pursuant to this ARTICLE 2. As promptly as practicable after the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Company Capital Stock and Company Stock Options, for payment in accordance with this ARTICLE 2 through the Paying Agent, cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 2.1 (such cash being hereinafter referred to as the “Payment Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1, a customary letter of transmittal, agreed to by Parent and the Company prior to the Closing, which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) shall pass, only upon delivery of Certificates to the Paying Agent (or delivery of effective affidavits of loss in lieu thereof in accordance with Section 2.2(g)) or upon adherence to the procedures relating to transfer and the risk of loss with respect to non-certificated Shares represented by book-entry (“Book-Entry Shares”). Such letter of transmittal shall contain instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Shares, in exchange for the Merger Consideration.

(ii) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (A) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date an amount in cash in immediately available funds equal to (x) the product of (1) the number of Common Shares (other than any Shares held by Dissenting Stockholders, if any) held of record by DTC or such nominee immediately prior to the Effective Time and (2) the Common Stock Merger Consideration plus (y) the product of (1) the number of Preferred Shares (other than any Shares held by Dissenting Stockholders, if any) held of record by DTC or such nominee immediately prior to the Effective Time and (2) the Preferred Stock Merger Consideration (such amount, the “DTC Payment”), and (B) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee promptly on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(iii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor payment in an amount equal to the product of (x) the number of Common Shares or Preferred Shares, as applicable, formerly represented by such holder’s properly surrendered Certificates (or subject to such effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Common Stock Merger Consideration or Preferred Stock Merger Consideration, as applicable. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or delivery of effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer or stock records of the Company, payment for any cash to be paid upon compliance with the procedures described above may be paid to such a transferee if the applicable letter of transmittal is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other Taxes have been paid or are not applicable.

(iv) The Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Stock Options such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of U.S. state or local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Company Stock Options, in respect of which such deduction and withholding were made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, they shall be marked “cancelled” and exchanged for a payment in the proper amount pursuant to and subject to the requirements of this ARTICLE 2.

(d) Termination of Rights and Payment Fund. All Merger Consideration paid upon the surrender of and in exchange for shares of Company Common Stock and Company Preferred Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock and Company Preferred Stock. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the 365th day after the Effective Time shall be delivered to the Surviving Corporation, and any former holders of Shares or Company Stock Options who have not surrendered their Shares or Company Stock Options in accordance with this Section 2.2 or Section 2.3, as applicable, shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares; provided, that such former holders shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under applicable Laws.

(e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Payment Fund; Fees and Expenses of Paying Agent. The Payment Fund shall be invested as reasonably directed by Parent; provided that it shall be invested in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; provided, however, that any interest or other income resulting from the investment of the Payment Fund shall be solely for the account of Parent or the Surviving Corporation. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Capital Stock and Company Stock Options shall be entitled under Section 2.1 and Section 2.3, respectively, Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all such payments required under Section 2.1 and Section 2.3, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses of the Paying Agent.

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the provision or posting by such person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate payment in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the applicable Merger Consideration.

Section 2.3 Company Stock Options; Restricted Company Common Stock.

(a) Prior to the Effective Time, the Company shall take all actions necessary to provide that each option issued under the Company Stock Plan that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) that represents the right to acquire shares of Company Common Stock (each, a “Company Stock Option”) shall accelerate vesting and the time at which such Company Stock Option may be exercised so that such Company Stock Option may be exercised in full for a limited period of time prior to, but contingent upon the occurrence of, the Effective Time, after which all unexercised Company Stock Options shall terminate. Prior to the Effective Time, the Company shall make any amendments to the terms of the Company Stock Plan and obtain any consents from holders of Company Stock Options that, in each case, are necessary to give effect to the transactions contemplated by this Section 2.3 and, notwithstanding anything to the contrary, payment may be withheld in respect of any Company Stock Option until any necessary consents are obtained. Without limiting the foregoing, except as otherwise agreed by Parent, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, deferred stock units, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own or have any rights with respect to any capital stock of the Surviving Corporation or to receive any payment in respect thereof. Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company Stock Plan and all awards thereunder, such termination to be effective at or before the Effective Time. For purposes of this Agreement, “Company Stock Plan” shall mean the Fourth Amended and Restated 2004 WCA Waste Corporation Incentive Plan.

(b) All restrictions on shares of Company Common Stock issued as restricted Company Common Stock pursuant to the Company Stock Plan (“Restricted Shares”) will lapse immediately prior to the Effective Time and shall be deemed to be Company Common Stock and shall be entitled to receive Common Stock Merger Consideration pursuant to Section 2.1.

(c) Notwithstanding any provision to the contrary herein, any Tax deductions arising from the lapse of restrictions on Restricted Shares, any change in control, bonus or similar payments arising from or pursuant to, or the exercise of the Company Stock Options in connection with, the transactions contemplated by this Agreement (i) shall be treated as arising on the day of, but arising and properly allocable to the portion of the day after, the Effective Time and (ii) shall be treated as arising in, and shall be allocated to, the Company’s taxable period or portion thereof beginning after the day of the Effective Time (the “Post-Closing Period”). The parties shall report consistently with the preceding sentence for all Tax purposes, and shall not take any inconsistent position in any Tax proceeding. In making such allocation, the parties agree that the lapse of restrictions on Restricted Shares, and the acceleration of the Company Stock Options, pursuant to this Agreement arises outside the ordinary course of business of the Company as carried on prior to the day of the Effective Time and therefore is appropriately allocated to the Post-Closing Period.

Section 2.4 Appraisal Rights.

(a) Notwithstanding any other provision of this Agreement, Shares outstanding immediately prior to the Effective Time and which are held by a holder of Shares (including any Book-Entry Shares or shares held by holders that have delivered to the Company effective affidavits of loss in lieu of Certificates) who shall have:

(i) demanded appraisal for such shares in accordance with and in compliance in all respects with the provisions of Section 262 of the DGCL;

(ii) not voted such Shares in favor of the Merger; and

(iii) not withdrawn, waived or otherwise lost or forfeited such holder’s appraisal rights under Section 262 of the DGCL prior to the Effective Time (collectively, the “Dissenting Shares”, and the holder of any such Dissenting Shares is referred to as a “Dissenting Stockholder”), shall not be converted into or represent the right to receive any part of the Merger Consideration. Such Dissenting Shares shall instead be converted into the right to receive from the Surviving Corporation payment of the “fair value” thereof in accordance with Section 262 of the DGCL.

(b) The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Dissenting Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL that are received by the Company for appraisal of any Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands, and the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c) Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL shall be forfeited and cease, and each of such holder’s Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the applicable Merger Consideration, upon surrender, in the manner provided in Section 2.1(a)(i), of the Certificate or Certificates (or effective affidavits in lieu of loss thereof) or Book-Entry Shares that formerly evidenced such Shares.

Section 2.5 Assumption of Earn-Out. At the Effective Time, the Surviving Company shall assume the obligations of the Company pursuant to the Escrow Agreement (the “Escrow Agreement”) dated as of December 31, 2009 by and among the Company, HBK Master Fund L.P., Bernard Global Loan Investors, Ltd., Bernard National Loan Investors, Ltd., Live Earth Funding LLC, Brian Fenwick-Smith (collectively, the “Earn-Out Parties”) and Bank of Texas, N.A., as escrow agent, and the Earn-Out Certificates (the “Earn-Out Certificates”) issued December 31, 2009, each by and between the Company and each of the Earn-Out Parties. Pursuant to the Escrow Agreement and the Earn-Out Certificates, at the Effective Time each Escrow Share (as defined in the Escrow Agreement) shall automatically convert, without any further action required by any person, into the right to receive an amount equal to the Common Stock Merger Consideration multiplied by the number of shares of Common Stock each Escrow Share would have converted into had the Merger not occurred, pursuant to the terms, and subject to the conditions, set forth in the Escrow Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this ARTICLE 3 are true and correct except as set forth in (a) the Company SEC Documents filed and publicly available after January 1, 2011 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (i) (excluding any risk factor disclosure set forth under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer and any other forward-looking statement of risk that does not contain a reasonable level of detail about the risks of which the statement warns and (ii) solely to the extent it is reasonably apparent solely on the face of that disclosure in such Filed Company SEC Documents that such disclosure would qualify the representations and warranties contained herein), provided that nothing in the Filed Company SEC Documents shall be deemed to modify or qualify the representations set forth in Section 3.2, Section 3.3, Section 3.4, Section 3.12(b), Section 3.19, Section 3.21 or Section 3.25 or (b) the exceptions letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Exceptions Letter”). The Company Exceptions Letter shall be arranged in numbered and lettered sections corresponding to references to the Company Exceptions Letter contained in the numbered and lettered sections in this ARTICLE 3, and the disclosure in any section shall be deemed to qualify other sections in this ARTICLE 3 to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of the Company and its Subsidiaries is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has made available (in a data room) to Parent correct and complete copies of its certificate of incorporation and bylaws (the “Company Charter Documents”) and correct and complete copies of the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries (the “Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions. The Company has made available (in a data room) to Parent and its representatives correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of stockholders, the Board and each committee of the Board and each of its Subsidiaries held since January 1, 2008 (other than portions of any minutes, or drafts thereof, relating to this Agreement, the transactions contemplated hereby or any Alternative Proposal).

(d) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has or would reasonably be expected to have a material adverse effect on the assets, properties, business, results of operation or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following facts, circumstances, events, changes, effects, or occurrences, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Company Material Adverse Effect: (A) any change in general economic, business, financial, credit or market conditions that does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the waste collection and disposal industry in the United States; (B) any action taken by the Company to comply with its obligations under this Agreement (other than compliance with Section 5.1(a) of this Agreement); (C) any occurrence generally affecting the waste collection and disposal industry that does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the waste collection and disposal industry in the United States; (D) any change in GAAP or applicable Law or the interpretation thereof that does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the waste collection and disposal industry in the United States; (E) any act of terrorism, war (whether or not declared), national disaster or any national or international calamity affecting the United States that does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the waste collection and disposal industry in the United States; (F) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures may constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect); (G) any change in the price or trading volume of the Company Common Stock in and of itself (provided that the underlying causes of such change may constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect); (H) except for purposes of Section 3.4(b) or Section 3.4(c) any effect attributable to the announcement, performance or pendency of this Agreement or the transactions contemplated hereby, including, without limitation, any loss of employees or customers resulting from the publication of the Agreement or the identity of Parent or any of its Affiliates as the acquirer of the Company; (I) any failure by the Company or its Affiliates to obtain clearance under the HSR Act in connection with the transactions contemplated by this Agreement; or (J) any action taken by the Company at the written request of Parent or any of its Affiliates, or any action mutually agreed to in writing by the parties to this Agreement, in either case that, if taken without the consent of Parent, would have been prohibited by the terms of this Agreement.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, and 8,000,000 shares of Company Preferred Stock, 750,000 shares of which are designated as Series A Preferred Stock. As of December 21, 2011, (i) 23,699,014 shares of Company Common Stock were issued and outstanding, (ii) 1,708,488 shares of Company Common Stock were reserved for issuance under the Company Stock Plan, of which 488,000 shares of Company Common Stock were subject to outstanding options issued pursuant to such plans, 856,959 shares of Company Common Stock are outstanding pursuant to unvested restricted stock awards under such plans, and 363,519 shares of Company Common Stock were reserved for future issuance pursuant to such plans, which includes 295,434 shares that are subject to outstanding deferred stock awards under such plans, and (iii) 750,000 shares of Company Preferred Stock were issued and outstanding, which have a stated value per share of $130.356 as of December 21, 2011, and no other shares of Company Preferred Stock were issued or outstanding. Section 3.2(a) of the Company Exceptions Letter sets forth a correct and complete list, as of the date hereof, of all outstanding options or other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plan or otherwise, and for each such option or other right, the number of shares of Company Common Stock subject thereto, the terms of vesting, the grant and expiration dates and exercise price thereof and the name of the holder thereof. The Subsidiaries of the Company do not hold any shares of Company Capital Stock, or securities or obligations convertible or exchangeable into or exercisable for such Company Capital Stock. All outstanding shares of Company Capital Stock, and all shares of Company Common Stock reserved for issuance as noted in clause (ii), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights and issued in compliance with all applicable securities Laws. All Company Stock Options have an exercise price equal to no less than the fair market value of the underlying shares of Company Common Stock on the date of grant.

(b) Except as set forth in Section 3.2(a) above or as set forth in Section 3.2(b) of the Company Exceptions Letter, (i) the Company does not have any shares of Company Capital Stock issued or outstanding other than shares of Company Common Stock that have become outstanding after December 21, 2011 upon exercise of Company Stock Options outstanding as of December 21, 2011, (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of its

Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of Company Capital Stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary and (iii) neither the Company nor any of its Subsidiaries is subject to any agreement providing for the payment of amounts determined by reference to the value or appreciation of any equity securities of the Company.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) Except as set forth on Section 3.2(d) of the Company Exceptions Letter, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company is otherwise aware with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) Except as set forth on Section 3.2(e) of the Company Exceptions Letter, no holder of securities in the Company or any of its Subsidiaries has any right to have such securities registered by the Company or any of its Subsidiaries, as the case may be.

(f) The Company does not have any stockholder rights plan in effect.

Section 3.3 Subsidiaries. Section 3.3 of the Company Exceptions Letter sets forth a complete and correct list of each Subsidiary of the Company, as well as the jurisdiction of organization or formation and the ownership of outstanding equity interests (including partnership interests and limited liability company interests) of each such Subsidiary. All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries held by the Company or any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests).

Section 3.4 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby have been duly and validly authorized by the Board, and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Merger and the transactions contemplated hereby. The Board determined that the Merger and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, declared the Merger to be advisable, and approved and adopted this Agreement. As of the date hereof, the Board has unanimously (as to those Board members voting) resolved to recommend that the Company’s stockholders entitled to vote thereon adopt this Agreement and approve the Merger and the transactions contemplated hereby, subject to the terms and conditions set forth herein (the “Recommendation”). This Agreement has been duly and validly executed and delivered by the Company, and assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Exchange Act of 1934 and the rules promulgated thereunder (the “Exchange Act”), (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (iv) the approvals set forth on Section 3.4(b) of the Company Exceptions Letter (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any United States, foreign, federal, state, provincial or local governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) or other person is necessary, under applicable Law or otherwise, for the consummation of the transactions contemplated hereby, except for non-material municipal or waste permits required to be obtained in connection with a change in control transaction, and such authorizations, consents, approvals or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or impair in any material respect the ability of the Company to perform its obligations hereunder.

(c) The execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, Company Permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries, except for non-material municipal or other waste permits required to be obtained in connection with the transactions contemplated hereby and that the parties will cooperate to obtain prior to the Effective Time, (ii) conflict with or result in any violation of any provision of the Company Charter Documents or Subsidiary Documents or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss, Lien or failure to obtain consent that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Reports and Financial Statements.

(a) The Company and its Subsidiaries have filed or furnished all forms, documents, statements and reports required to be filed or furnished prior to the date hereof by them with the Securities and Exchange Commission (the “SEC”) since January 1, 2009 (the forms, documents, statements and reports filed with or furnished to the SEC since January 1, 2009 and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment prior to the date hereof, the Company SEC Documents complied, and each of the Company SEC Documents filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act of 1933 and the rules promulgated thereunder (the “Securities Act”) and the Exchange Act, as the case may be, and complied or will comply, as applicable, in all material respects with the then-applicable accounting standards. None of the Company SEC Documents so filed or furnished or that will be filed or furnished subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted or will omit, as the case may be, to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of the date hereof, there are no outstanding or unresolved comments from the SEC staff with respect to any of the Company SEC Documents.

(b) The financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in or incorporated by reference into the Company SEC Documents fairly present, in all material respects, the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.6 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the

year ended December 31, 2010, and such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluations, to the Company’s outside auditors and the audit committee of the Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2010, the Company has not identified any material weaknesses in internal controls. There are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

Section 3.7 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents filed or made available to Parent (in a data room) prior to the date hereof, (b) for transactions expressly contemplated by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2011 (the “Balance Sheet Date”), (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business and (e) as set forth in Section 3.7 of the Company Exceptions Letter, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Law; Permits.

(a) Except (i) as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or (ii) as set forth in Section 3.8(a) of the Company Exceptions Letter, the Company and its Subsidiaries are, and since January 1, 2009 have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law, (collectively, “Laws” and each, a “Law”).

(b) The Company and its Subsidiaries are in possession of all material franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”). All Company Permits are in full force and effect, except where the failure to be in full force and effect would not be material to the Company or any Subsidiary. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not be material to the Company or any Subsidiary. The Company and its Subsidiaries are not, and since January 1, 2009 have not been in material violation or breach of, or default under, any Company Permit. No event or condition has occurred or exists which would be reasonably likely to result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit (in each case, with or without notice or lapse of time or both). Prior to Effective Time, the Company or one of its Subsidiaries shall have obtained the draft permit described in Section 3.8(b) of the Company Exceptions Letter with no material conditions thereto outside the ordinary course of business.

Section 3.9 Environmental Laws and Regulations.

(a) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company, each of its Subsidiaries and each of their operations and properties are and have been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with Company Permits required by Environmental Laws for the operation of the Company and its Subsidiaries (“Environmental Permits”) and no circumstances or conditions currently exist that would reasonably be expected to prevent such continued compliance or to result in the revocation, termination, non-renewal or material modification of any such Environmental Permits; (ii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries in any manner that could reasonably be expected to result in the Company or any Subsidiary incurring any remedial obligation, corrective action requirement or other liability of any kind under applicable Environmental Laws, (iii) neither the Company, its Subsidiaries, nor any of their respective owned, leased or used properties are, or, to the Knowledge of the Company, threatened to become, subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law; (iv) neither the Company nor any of its Subsidiaries nor any real property owned or leased by the Company or its Subsidiaries is subject to any pending or, to the Company’s Knowledge, threatened Environmental Claim and, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries nor any real property currently or formerly owned or leased by the Company or its Subsidiaries is subject to any pending or threatened investigation involving Environmental Laws or Environmental Permits; and (v) to the Company’s Knowledge, no conditions currently exist with respect to the Company and its Subsidiaries or their respective operations or properties (owned or leased) that would reasonably be expected to result in the Company or its Subsidiaries incurring unbudgeted material capital expenditures or liabilities under Environmental Laws or Environmental Permits, including such expenditures and liabilities arising out of proposed, but not yet, effective, changes in Environmental Laws.

(b) The Company has provided to Parent access to all material environmental health and safety related assessments, audits, investigations, permits, or other material documentation relating to current compliance, remediation, or Environmental Claims or liabilities under Environmental Laws.

(c) The transactions contemplated by this Agreement do not require the consent or pre-approval of any Governmental Entity with jurisdiction of the environment, including any approvals required as a result of change in control provisions in material Environmental Permits or the substitution or, solely as a result of a change in control, increase in the amount of any financial assurance obligations greater than $1,000,000 in the aggregate and instruments maintained by the Company or its Subsidiaries to satisfy such requirements imposed by Environmental Laws or Environmental Permits. As of the Closing Date, there will be no deficiencies in any such financial assurance obligations greater than $500,000 in the aggregate.

(d) Section 3.9(d) of the Company Exceptions Letter sets forth the Company’s current financial assurance instruments and insurance policies to satisfy the financial assurance obligations of the Company and its Subsidiaries under any Environmental Laws or Environmental Permits.

(e) For purposes of this Agreement, the following terms have the following meanings: (i) “Environmental Claim” shall mean any and all actions, suits, orders, decrees, demands, demand letters, claims, liens, notices or claims of noncompliance, violation or liability, or any proceedings, whether brought by a Governmental Entity or third-party (hereinafter, “Claims”) relating in any way to any Environmental Law or any Environmental Permit, including, (x) any and all Claims by Governmental Entities for enforcement, cleanup, removal or other actions or damages pursuant to any applicable Environmental Law and (y) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to the presence, release or threatened release of Hazardous Substances or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Substances), or the environment including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands; (ii) “Environmental Laws” means any Laws relating to (x) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (y) the exposure to, or the use, presence, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances; and (iii) “Hazardous Substance” means any material, substance or waste listed, defined, designated, classified or characterized as hazardous, toxic, radioactive, dangerous or as a pollutant or contaminant or words of similar meaning and effect, or otherwise regulated, under any Environmental Law, including without limitation any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, mold or polychlorinated biphenyls.

(f) Except as may be covered by Section 3.7, Section 3.9 provides the exclusive representations and warranties of the Company with regard to Environmental Permits, Environmental Laws, Environmental Claims and Hazardous Substances.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Exceptions Letter sets forth a true and complete list, separately identified for each country in which current or former employees, consultants or directors of the Company and any of its Subsidiaries are based, of all material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and any material employment (including all employment agreements with Executives), consulting, separation, retention, severance or change in control agreement, and any other material plans, agreements or arrangements (including contracts of insurance and contracts with current service providers) involving compensation or benefits relating to pension, welfare benefits, severance, retention, vacation, leaves of absence, company awards, supplemental unemployment, salary continuation for disability, retirement, deferred compensation, profit-sharing, bonus or other incentive compensation, equity and equity-based compensation, stock purchase arrangements or policies, hospitalization, medical insurance, life insurance, business travel and personal accident insurance, and educational assistance maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries has any obligation or liability, contingent or otherwise, in respect of current or former employees, consultants, directors or managers of the Company or any of its Subsidiaries (“Company Benefit Plans”).

(b) None of the Company, the Subsidiaries or any of their Affiliates and any trade or business (whether or not incorporated) that is or has ever been under common control, or that is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) in the past six (6) years contributes to or has sponsored, maintained, contributed to or had any liability in respect of any “defined benefit pension plan” (as defined in Section 3(35) of ERISA) or plan subject to Section 412 of the Code or Section 302 of ERISA including any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(c) True and complete copies of the following documents, in respect of each of the Company Benefit Plans (as applicable), have been delivered or made available to Parent (in a data room): (i) except where form agreements substantially representative of the actual agreements have been provided, copies of all employment (including all employment agreements with Executives), consulting, separation, retention, severance, deferred compensation or change in control agreements with current or former employees, independent contractors, consultants, directors or managers of the Company and any of its Subsidiaries, (ii) any plans and related trust documents and all amendments thereto, or written summaries of all unwritten Company Benefit Plans, (iii) the most recent Forms 5500 and schedules thereto, (iv) the most recent financial statements and actuarial valuations, (v) the most recent IRS determination, opinion or advisory letter (if any), (vi) the most recent summary plan descriptions (including letters or other documents updating such descriptions), and (vii) written descriptions of all non-written agreements relating to the Company Benefit Plans.

(d) No material action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (other than claims for benefits in the ordinary course) is pending or, to the Knowledge of the Company, threatened (x) with respect to any Company Benefit Plan by any current or former employee, officer or director of the Company or any of its Subsidiaries, (y) alleging any breach of the material terms of any Company Benefit Plan or any fiduciary duties or (z) with respect to any violation of any applicable Law with respect to such Company Benefit Plan, any of which is reasonably likely to result in a material liability.

(e) Each Company Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with applicable Law, including, without limitation, ERISA and the Code to the extent applicable thereto. Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code is in a prototype, master or volume submitter plan that has received a favorable notification letter from the United States Internal Revenue Service (the “IRS”) approving the form of the prototype, master or volume submitter plan and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to affect adversely the qualified status of any such Company Benefit Plan. To the Company’s Knowledge, no prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA has occurred with respect to any Company Benefit Plan that is reasonably likely to result in a material liability to the Company. Neither the Company nor any of its Subsidiaries maintains or contributes to any plan or arrangement which provides medical benefits to any employee or former employee following his retirement, except (i) as required by applicable Law or (ii) as set forth in Section 3.10(e) of the Company Exceptions Letter.

(f) With respect to each Company Benefit Plan that is a health plan or welfare benefit plan, whether or not subject to ERISA (each, a “Welfare Plan”), there are no understandings, agreements or undertakings, written or oral, that would prevent any such plan (including any such plan covering retirees or other former employees or directors) from being amended or terminated without material liability to the Company or any of its Subsidiaries. For each Welfare Plan that is a health plan, the Company has delivered or made available (in a data room) to Parent reports on the current payment activity of such plan.

(g) All material contributions, premiums and other material payments required by Law or any Company Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof; and any and all material contributions, premiums and other payments with respect to compensation or service before and through the Closing Date, or otherwise with respect to periods before and through the Closing Date, due from any of the Company or its Subsidiaries to, under or on account of each Company Benefit Plan shall have been paid prior to the Closing Date or shall have been fully reserved and provided for or accrued on the Company’s financial statements.

(h) Except as set forth on Section 3.10(h) of the Company Exceptions Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated by it will, either alone or in combination with another event, (i) entitle any current or former employee, consultant, director or officer of the Company or any of its Subsidiaries to severance pay, additional bonuses or equity grants, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, except as expressly provided in this Agreement or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant, director or officer, except as expressly provided in this Agreement or (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer. Except as set forth on Section 3.10(h) of the Company Exceptions Letter, neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement, contract, arrangement, or plan that could obligate it to make or accelerate any payments, that are or could be, separately or in the aggregate, “excess parachute payments” within the meaning of Section 280G of the Code (without regard to Section 280G(b)(4) and 280G(b)(5) thereof). Except as set forth on Section 3.10(h) of the Company Exceptions Letter, no director, manager, officer, employee or service provider is entitled to a gross-up, make whole or other payment as a result of the imposition of Taxes under Section 280G, 409A or 4999 of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries or ERISA Affiliates.

Section 3.11 Interested Party Transactions. Section 3.11 of the Company Exceptions Letter sets forth a correct and complete list of the contracts or arrangements that are, or were, in existence at any time since January 1, 2009 (including the contracts and arrangements entered into in connection with the transactions contemplated under this Agreement) under which the Company has any existing or future liabilities, between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present officer, manager or director of either the Company or any of its Subsidiaries (or any Person who has served as such since January 1, 2009) or any of such officer’s, manager’s or director’s immediate family members, (b) record or beneficial owner of more than 5% of the Shares, or (c) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of its Subsidiaries or Parent or Merger Sub or any Affiliate of Parent or Merger Sub) or any of such officer, director, employee or owner’s immediate family members (each, an “Affiliate Transaction”). The Company has provided to Parent correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) providing for each Affiliate Transaction.

Section 3.12 Absence of Certain Changes or Events. Since the Balance Sheet Date, (a) except as otherwise required or expressly contemplated by this Agreement or as set forth in Section 3.12 of the Company Exceptions Letter, each business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice, (b) there have not been any facts, circumstances, events, changes, effects or occurrences that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) prior to the date hereof, neither the Company nor any of its Subsidiaries has taken or permitted any action that has not yet occurred but, were it to be taken from and after the date hereof, would require approval of Parent pursuant to Section 5.1 except as set forth in Section 3.12 of the Company Exceptions Letter.

Section 3.13 Investigations; Litigation. There are no (i) inquiries, investigations or reviews pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries or (ii) actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity in each case of clause (i) or (ii), which would have (if adversely determined), individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Tax Matters.

(a) Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it or on behalf of it, in all applicable jurisdictions, and all such filed Tax Returns are true, correct and complete in all material respects. All Taxes shown to be due on such Tax Returns, or otherwise required to be paid by the Company or any of its Subsidiaries, have been fully and timely paid.

(b) The most recent financial statements contained in the Company’s most recently Form 10-K filed with the SEC reflect an adequate liability on the face of the balance sheet (and not merely in any notes thereto) for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portion thereof through the date of such financial statements. No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries in writing, except for deficiencies that are (i) set forth on Section 3.14(b) of the Company Exceptions Letter, and (ii) being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code.

(d) Except as set forth in Section 3.14(d) of the Company Exceptions Letter, no audit or other administrative or court proceedings are pending with or, to the Company’s Knowledge, threatened in writing by any Governmental Entity with respect to Taxes of the Company or any of its Subsidiaries in any material amount and no written notice thereof has been received. To the Company’s Knowledge, no actions have occurred or facts exist that would constitute grounds for the assessment of any material additional Taxes by any Governmental Entity with respect to the Company’s and its Subsidiaries’ Tax Returns. No material issues have been raised in any examination by any Governmental Entity with respect to the business and operations of the Company that, by application of similar principles, reasonably could be expected to result in a proposed material adjustment to the liability for Taxes for any other period not so examined.

(e) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Entity all amounts required to be so withheld and paid under all applicable Laws, including any Taxes in connection with any amounts paid or owing to any present or former employee, officer, director, independent contractor, creditor, stockholder or any other third party.

(f) Except as set forth in Section 3.14(f) of the Company Exceptions Letter, neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount (i) for which all or any part of a deduction would be disallowed by reason of Section 162(m) or Section 280G of the Code or (ii) that would be subject to withholding under Sections 409A, 457A or 4999 of the Code (whether directly under such Section or pursuant to Section 3401).

(g) The Company has made available (in a data room) to Parent correct and complete copies of (i) all income and franchise Tax Returns of the Company and its Subsidiaries for the preceding three taxable years, (ii) any audit report issued by any Governmental Entity within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries and (iii) all materials, private letter rulings, closing agreements, settlement agreements, and similar documents sent to or received by the Company or any of its Subsidiaries from any Governmental Entity relating to Taxes.

(h) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Company’s or the relevant Subsidiary’s financial statements in accordance with GAAP.

(i) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(j) None of the Company or any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(k) Except as set forth in Section 3.14(k) of the Company Exceptions Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, indemnification or sharing agreement. Neither the Company nor any of its Subsidiaries (i) has been a member of an “affiliated group” (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability or obligation for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(m) Neither the Company nor any of its Subsidiaries have made an election under Section 108(i) of the Code with respect to income from the discharge of indebtedness.

(n) Except as set forth in Section 3.14(n) of the Company Exceptions Letter, neither the Company nor any of its Subsidiaries (i) owns any interest in any entity that is organized outside the United States, (ii) has filed a Form 8832 with the IRS, or otherwise made a “classification” election under Treasury Regulation section 301.7701-3 or (iii) has, within the past 10 years, filed any Tax Returns purporting to be, or reporting as an “S corporation” (within the meaning of Code Section 1361(a)) for U.S. federal or any state or local income Tax purposes.

(o) Each of the Company and its Subsidiaries has conducted all aspects of its business in accordance in all material respects with the terms and conditions of all Tax rulings, Tax concessions and Tax holidays that were provided by any relevant taxing authority.

(p) For purposes of this Agreement: (i) “Tax” or “Taxes” shall mean (A) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, environmental (including taxes under Section 59A of the Code), unemployment, excise, severance, windfall profit, stamp, occupation, property and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (A) and (C) any liability in respect of any items described in clauses (A) and/or (B) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or as an indemnitor, guarantor, surety or in a similar capacity under any contract, arrangement, agreement, understanding or commitment (whether oral or written) or otherwise and (ii) “Tax Return” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Entity or Person with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.15 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries has received notice since January 1, 2009 of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress or has been threatened in writing.

(b) Except as set forth on Section 3.15(b) of the Company Exceptions Letter, (i) there is no (and have not been since January 1, 2009) strike or lockout with respect to any employees of the Company or any of its Subsidiaries (“Employees”), (ii) to the Knowledge of the Company, there is no (and has not been since January 1, 2009) union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no (and has not been since January 1, 2009) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there is no (and has not been since January 1, 2009) slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to Employees, (v) the Company and its Subsidiaries are in all material respects in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, discrimination and harassment, family and medical leave, military leave, occupational safety and health and unfair labor practices, and (vi) there is no complaint, charge, or claim against the Company or its Subsidiaries pending or, to the Company’s Knowledge, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1998 as a result of any action taken by the Company or any of its Subsidiaries.

(c) To the Company’s Knowledge, no officer, director, manager, employee, agent, or consultant of the Company or any of its Subsidiaries is in violation of any term of any employment, consultant, non-disclosure, non-competition, confidentiality, or other similar agreement.

Section 3.16 Intellectual Property. Either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations used in their respective businesses as currently conducted (collectively, the “Intellectual Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any person alleging intellectual property infringement by, or other liability on the part of, the Company or any of its Subsidiaries for their use of the Intellectual Property of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its or their rights to or in connection with the Intellectual Property of the Company or any of its Subsidiaries, and (iv) to the Knowledge of the Company, no person is infringing any Intellectual Property of the Company or any of its Subsidiaries.

Section 3.17 Property. Except as set forth on Section 3.17 of the Company Exceptions Letter, the Company or a Subsidiary of the Company owns and has good, marketable and indefeasible title to all of its owned Real Property and good title to all its personal property and has valid leasehold interests under enforceable leases in all of its leased Real Property subject, however, to those title exceptions, defects, Liens, encumbrances and other matters, whether or not of record, which are Permitted Encumbrances. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any Real Property or personal property are valid and effective against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries, or to the Company’s Knowledge, the counterparties thereto, or event which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto. “Real Property” means any fee simple, leasehold or other insurable interest of Company or a Subsidiary in real property and all buildings, structures, improvements and fixtures thereon, together with the Company’s right, title and interest in and to easements, rights of way, appurtenances and other similar rights and interests in real property. All Real Property and the estate or interest held by the Company or a Subsidiary is listed on Section 3.17 of the Company Exceptions Letter.

Section 3.18 Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses against such losses and risks as are (i) reasonably adequate to protect them and their businesses and (ii) customary in all material respects for those engaged in the waste collection and disposal business in the United States. None of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that any material coverage will be terminated, specially rated or not renewed, or that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 3.19 Required Vote of the Company Stockholders. The affirmative vote of the holders representing a majority in voting power of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class, and a majority of the outstanding shares of Company Preferred Stock, voting as a separate class, are the only votes of holders of securities of the Company, which are required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby under the DGCL, the Company Charter Documents and the rules and regulations of the Nasdaq Stock Market (the “Company Stockholder Approval”). All issued and outstanding shares of Company Common Stock and Company Preferred Stock are entitled to vote.

Section 3.20 Material Contracts.

(a) Except for the Company Benefit Plans listed on Section 3.10(a) of the Company Exceptions Letter, and as set forth in Section 3.20(a) of the Company Exceptions Letter, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any Contract (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) that purports to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or line of business or restrict the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or deliver services, (iii) that is a partnership or joint venture agreement, (iv) for the acquisition, sale or lease of material properties or assets, including equipment, (by merger, purchase or sale of stock or assets or otherwise) with a value at the time of such acquisition, sale or lease in excess of $1 million entered into since January 1, 2009, (v) with any (x) Governmental Entity that is not a customer, client, supply franchise or municipal waste collection or disposal Contract or (y) director, officer or employee of the Company or any of its Subsidiaries or any Affiliate of the Company, (vi) that is a loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1.0 million individually, (vii) that is a financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities, (viii) that is a voting agreement or registration rights agreement, (ix) that is a mortgage, pledge, security agreement, deed of trust or other

Contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries, (x) that is a Contract with respect to the twenty (20) largest hauling customers and the twenty (20) largest disposal customers of the Company and its Subsidiaries by revenue on a consolidated basis in fiscal year 2011, (xi) that is a Contract (other than customer, client or supply Contracts) that involve consideration (whether or not measured in cash) of greater than $1.0 million, (xii) that is a collective bargaining agreement, (xiii) that is a “standstill” or similar agreement, (xiv) that is a Contract that restricts or otherwise limits the payment of dividends or other distributions on equity securities, (xv) to the extent material to the business or financial condition of the Company and its Subsidiaries, taken as a whole, that is a (A) lease or rental Contract, (B) project design or development Contract, (C) consulting Contract, (D) indemnification Contract, (E) license or royalty Contract, (F) merchandising, sales representative or distribution Contract or (G) Contract granting a right of first refusal, offer or first negotiation, or (xvi) that is a commitment or agreement to enter into any of the foregoing (the Contracts and other documents described in clauses (i) through (xvi) of this Section 3.20(a) and to which the Company and any of its Subsidiaries is a party to or bound by, all contracts set forth in Section 3.20(a) of the Company Exceptions Letter and all contracts which have been filed with the SEC prior to the date hereof, being referred to herein as “Company Material Contracts”). Neither the Company nor any of its Subsidiaries is a party to any Contract that purports to be binding on, or imposes any obligations on, Parent or any Affiliate of Parent other than (i) the Company or its Subsidiaries or (ii) any employee, officer or director of the Company or any of its Subsidiaries (in such capacity).

(b) (i) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it under each Company Material Contract, except where such failure to perform would not be material to the Company and its Subsidiaries taken as a whole, and (iii) neither the Company nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, except where such default would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21 Finders or Brokers. Neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

Section 3.22 Proxy Statement; Other Information. None of the information contained in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any other document required by applicable Law to be filed with the SEC concurrently with the filing of the Proxy Statement, will, at the time of its filing with the SEC, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no representation is made by the Company with respect to information supplied in writing by Parent or Merger Sub for inclusion therein. The Proxy Statement and any other document required by applicable Law to be filed with the SEC concurrently with the filing of the Proxy Statement will comply as to form in all material respects with the Exchange Act, except that no representation is made by the Company with respect to information supplied by Parent or Merger Sub. The letter to Stockholders of the Company, Notice of the Company Meeting, Proxy Statement and forms of proxy to be distributed to shareholders in connection with the Merger to be filed with the SEC in connection with seeking the adoption and approval of this Agreement are collectively referred to herein as the “Proxy Statement.”

Section 3.23 Opinion of Financial Advisor. The Board has received the opinion of Imperial Capital, LLC, dated as of the date of this Agreement, to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

Section 3.24 Absence of Certain Business Practices. Since January 1, 2010, neither the Company, nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective officers, directors, employees or agents or any other Person authorized to act, and acting, on behalf of the Company or its Subsidiaries has, directly or indirectly, used any corporate funds or, to the Company’s Knowledge, any personal funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity, made any unlawful payment to domestic government officials or employees, or to domestic political parties or campaigns, from corporate funds or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

Section 3.25 Takeover Statutes. Assuming the accuracy of the representation set forth in Section 4.7 hereof, no “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each, a “Takeover Statute”) is applicable to the Company, its Subsidiaries, the Shares, the Merger or the other transactions contemplated by this Agreement. As of the date hereof, the Company does not have in effect any stockholder rights plan or “poison pill”.

Section 3.26 No Other Representations or Warranties. Parent and Merger Sub agree that, except for the representations and warranties contained in ARTICLE 3 of this Agreement, including any qualification thereto included in the Filed Company SEC Documents and the Company Exceptions Letter (but subject to the limitations described in the introduction of ARTICLE 3 with respect to the Filed Company SEC Documents and the Company Exceptions Letter), neither the Company nor any other person or entity on its behalf makes or has made any other express or implied representation or warranty with respect to the Company or any information provided to Parent or Merger Sub. Without limiting the generality of the foregoing, neither the Company, any holder of Company Capital Stock nor any of their respective Affiliates or Representatives, makes or has made any representation or warranty to Parent, Merger Sub or any of their representatives or Affiliates with respect to: (a) any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates; or (b) any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates, except to the extent and as expressly covered by a representation and warranty made by the Company and contained in ARTICLE 3 of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that the statements contained in this ARTICLE 4 are true and correct.

Section 4.1 Qualification; Organization.

(a) Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby (a “Parent Material Adverse Effect”).

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Sole Member of Parent and the Board of Directors of Merger Sub, and by Parent as the sole stockholder of Merger Sub, and no other limited liability company or corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Exchange Act and (iii) the HSR Act and other applicable Regulatory Laws, no authorization, consent or approval of, notification to or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated hereby, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or Merger Sub or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, (ii) conflict with or result in any violation of any provision of the limited liability company agreement, certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss, Lien or failure to obtain consent that would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Proxy Statement; Other Information. Parent and Merger Sub will supply in writing for inclusion or incorporation by reference in the Proxy Statement any information about them required to be disclosed therein (the “Parent Proxy Information”) and any additional information about them required to be filed with the SEC pursuant to applicable Law concurrently with the filing of the Proxy Statement (the “Parent Additional Information”). The Parent Proxy Information, in and of itself, will, at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, and the Parent Additional Information, in and of itself, will, at the time of its filing with the SEC, and at the time of any amendments thereof or supplements thereto, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.4 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date hereof, of (i) an executed commitment letter (the “Equity Commitment Letter”), pursuant to which certain Buyer Group Parties have agreed, subject to the terms and conditions set forth therein, to provide equity financing to Parent or a wholly owned subsidiary of Parent in connection with the Merger (collectively, the “Buyer Group Financing”), and (ii) an executed debt commitment letter and related term sheets (the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Financing Commitments”), pursuant to which, and subject to the terms and conditions thereof, the lenders specified therein have committed to provide Parent or the Surviving Corporation with loans in the amounts set forth therein (the “Debt Financing” and together with the Buyer Group

Financing, the “Financing”). As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof and the Financing Commitments are the valid, binding and enforceable obligations of Parent and the other parties thereto in accordance with their terms subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Financing, subject to the terms and conditions of the Financing Commitments, and cash on hand in the Company constitute all of the financing required for the consummation of the Merger and the other transactions contemplated hereby, and are sufficient for the payment of the aggregate Merger Consideration and the aggregate Option Consideration, any repayment or refinancing of debt contemplated in the Debt Commitment Letter and fees and expenses of Parent, Merger Sub and their respective Representatives incurred in connection with the transactions contemplated hereby and any other amounts required to fund the payments required to be made by Parent or Merger Sub pursuant to this Agreement (including any payments that may be required pursuant to the Indenture or any Parent Termination Fee). Assuming the accuracy of the representations and warranties set forth in ARTICLE 3, the performance in all material respects by the Company of its obligations under this Agreement and satisfaction of the conditions set forth in Section 6.1, Section 6.2, and Section 6.3, as of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing; however, notwithstanding the foregoing, without limiting any of the Company’s covenants hereunder, Parent acknowledges and agrees that its and the Merger Sub’s obligations hereunder are not subject to or conditioned upon the availability of the Financing. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent (or its designee) on the terms therein and the Financing Commitments are not subject to any conditions other than as set forth in the Financing Commitments.

Section 4.5 Ownership and Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.

Section 4.6 Finders or Brokers. Except for Macquarie Capital (USA) Inc., neither Parent nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

Section 4.7 Ownership of Shares. As of the date of this Agreement, neither Parent nor Merger Sub “beneficially owns” (as such phrase is defined in Rule 13d-3 of the Exchange Act) shares of capital stock of the Company representing more than 5% of the outstanding shares of capital stock of the Company. As of the date of this Agreement, neither Parent nor Merger Sub nor any of their “affiliates” or “associates” is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, as such terms are defined in Section 203 of the DGCL.

Section 4.8 No Other Representations or Warranties. The Company agrees that, except for the representations and warranties contained in ARTICLE 4 of this Agreement, neither Parent nor Merger Sub nor any other person or entity on its behalf makes or has made any other express or implied representation or warranty with respect to Parent or Merger Sub or any information provided or made available to the Company.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (w) as may be required by applicable Law, (x) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly contemplated or permitted by this Agreement or (z) as disclosed in Section 5.1 of the Company Exceptions Letter, the Company shall, and shall cause each of its Subsidiaries to (i) conduct its business in the ordinary course consistent with past practices, (ii) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises, licenses and other authorizations issued by Governmental Entities, its business relationships and to retain the services of its key officers and key employees to the Effective Time and (iii) take no action which would reasonably be expected to materially impair or materially delay the ability of any of the parties hereto from obtaining any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby, performing its covenants and agreements under this Agreement or consummating the transactions contemplated hereby.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time or the Termination Date, except as set forth in Section 5.1(b) of the Company Exceptions Letter, expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed):

(i) adjust, split, combine or reclassify any capital stock or otherwise amend the terms of its capital stock or other equity interests;

(ii) make, declare or pay any dividend, other than dividends on the outstanding shares of Company Preferred Stock payable in kind by virtue of an increase in the stated value of such shares pursuant to the Certificate of Designations, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity interests, except (A) in connection with cashless exercises or similar transactions pursuant to the exercise of stock options issued and outstanding as of the date hereof under the Company Stock Plan, (B) required Tax withholding in connection with the exercise of Company Stock Options and the vesting of restricted Company Common Stock, and (C) forfeitures of Company Stock Options and restricted Company Common Stock;

(iii) grant any Person any right to acquire any shares of its capital stock or other equity interests;

(iv) issue any additional shares of capital stock or other equity interests except (A) pursuant to the exercise of Company Stock Options issued under the Company Stock Plan issued and outstanding as of the date hereof and in accordance with the terms of such instruments (B) shares issuable upon conversion of any shares of Company Preferred Stock in accordance with the Certificate of Designations or (C) shares issuable pursuant to agreements listed in Section 5.1(b)(iv) of the Company Exceptions Letter;

(v) sell, transfer, mortgage, encumber or otherwise dispose of, by merger or otherwise, any properties or assets having a value in excess of $2.0 million in the aggregate;

(vi) make any investment or acquisition of another person or business, whether by purchase of stock or securities, contributions to capital, property transfers, or purchases of property or assets in excess of $2.0 million in the aggregate;

(vii) make any capital expenditure not included on the Company’s 2012 capital expenditure budget provided to Parent;

(viii) incur, assume, guarantee, or become obligated with respect to, any debt, greater than $280 million in the aggregate (excluding intercompany debt), or any debt which contains covenants or other terms that restrict the Merger or that are inconsistent with the Financing Commitments, except for any debt incurred to pay amounts owed to the Executives as set forth on Section 5.16 of the Company Exceptions Letter or to pay any costs or expenses incurred by the Company in connection with, or any amounts necessary to settle any, stockholder litigation against the Company and/or its directors or officers relating to the Merger in accordance with Section 5.10;

(ix) enter into, renew, extend, amend or terminate (A) any Company Material Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract, in each case, other than any Contract relating to indebtedness that would not be prohibited under clause (viii) of this Section 5.1(b), and then only in the ordinary course of business of the Company or its Subsidiaries consistent with past practice, or (B) any Contracts not in the ordinary course, involving the commitment or transfer of value in excess of $1.0 million in the aggregate in any 12 month period;

(x) enter into, amend or terminate any material reinsurance, coinsurance, modified coinsurance or any similar Contract (including any surplus relief or financial reinsurance Contract), whether as reinsurer or reinsured, not in the ordinary course of the business of the Company or its Subsidiaries;

(xi) except to the extent required by Law or by Contracts in existence as of the date hereof (complete copies of which have been made available (in a data room) to Parent prior to the date hereof), (A) increase in any manner the compensation or benefits of any of its employees, directors, managers, officers, consultants, independent contractors or service providers, (B) pay any pension, severance or retirement benefits not required by any existing plan or agreement to any such employees, officers, directors, consultants, independent contractors or service providers, (C) except to comply with Section 2.3, Section 5.12 or Section 5.16, enter into, amend, alter, adopt, implement or otherwise commit itself to any compensation or benefit plan, program, policy, arrangement or agreement including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, officer, director, manager, consultant, independent contractor or service provider, or (D) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $1.0 million in the aggregate, or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of such amount;

(xiii) amend or waive any provision of, or modify, the Company Charter Documents or Subsidiary Documents;

(xiv) take or omit to take any action that is intended or would reasonably be expected to, individually or in the aggregate, result in any of the conditions to the Merger set forth in ARTICLE 6 not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement;

(xv) enter into any “non-compete” or similar agreement that would materially restrict the businesses of the Surviving Corporation or its Subsidiaries following the Effective Time or that would in any way restrict the businesses of Parent or its Affiliates (excluding the Surviving Corporation and its Subsidiaries) or take any action that may impose new or additional regulatory requirements on Parent or any Affiliate of Parent (excluding the Surviving Corporation and its Subsidiaries);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xvii) implement or adopt any material change in its existing underwriting, claim handling, loss control, investment, actuarial (or any material assumption underlying an actuarial practice or policy) or Tax or financial accounting principles, practices or methods, other than as required by GAAP, applicable Law or regulatory guidelines;

(xviii) (A) enter into any closing agreement with respect to material Taxes, (B) settle or compromise any material liability for Taxes, (C) make, revoke or change any material Tax election, (D) file or surrender any claim for a material refund of Taxes, (E) file any amended Tax Return involving a material amount of Taxes, (F) prepare any Tax Returns in a manner which is not consistent in all material respects with the past practice of the Company and its Subsidiaries, or (G) fail to withhold, accrue or pay when due any payroll Taxes and penalties;

(xix) enter into any new, or materially amend or otherwise materially alter any current, Affiliate Transaction or transaction which would be an Affiliate Transaction if such transaction occurred prior to the date hereof;

(xx) enter into any Contract related to the sale, transfer, grant or license of any rights in landfill gas and related assets; or

(xxi) agree to take, make any commitment to take, or adopt any resolutions of its Board or any of its Subsidiaries’ boards of directors in support of, any of the actions prohibited by this Section 5.1(b).

Section 5.2 Investigation.

(a) From the date hereof until the Effective Time and subject to the requirements of applicable Laws, the Company shall (i) provide to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request (including furnishing to Parent the financial results of the Company in advance of any public announcement of or filing by the Company with the SEC containing such financial results), (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries, and (iv) reasonably cooperate with Parent in connection with its efforts to obtain, without limitation, any permits, title commitments or title policies, surveys, zoning letters, estoppels or subordination agreements related to the Real Property. Any investigation pursuant to this Section 5.2(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent or Merger Sub in any investigation pursuant to this Section 5.2(a) shall affect or be deemed to modify accordingly any representation or warranty made by the Company in ARTICLE 3.

(b) Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of August 4, 2011, between Macquarie Infrastructure Partners, Inc. and the Company (as may be amended from time to time, the “Confidentiality Agreement”), Parent and its Representatives shall hold information received from the Company pursuant to this Section 5.2 in confidence in accordance with the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary set forth herein or in the Confidentiality Agreement, Parent may provide information concerning the Company to prospective equity investors, co-investors and equity financing sources of the Buyer Group Parties (and investors therein), provided Parent informs such persons of its obligations under the Confidentiality Agreement (unless such persons are already bound by confidentiality obligations that are no less fulsome than the obligations provided in the Confidentiality Agreement) and Parent agrees to indemnify the Company for any and all losses suffered due to the breach thereof by such persons.

Section 5.3 No Solicitation.

(a) Subject to the provisions of this Section 5.3(a)-(d) or as otherwise permitted or contemplated by this Agreement, (i) the Company shall (and shall cause each of its Subsidiaries and Representatives to) immediately cease any existing solicitations, discussions or negotiations with any Person (other than the parties hereto) regarding any Alternative Proposal or intention to make an Alternative Proposal and (ii) the Company agrees that it shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their Representatives to, directly or indirectly, (A) initiate, solicit or encourage any inquiries, proposals or offers with respect to the making of an Alternative Proposal, (B) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or have any discussions with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make, implement or complete an Alternative Proposal, (C) adopt, endorse or recommend, or propose publicly to adopt, endorse or recommend, any Alternative Proposal, (D) adopt, endorse or recommend or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal (other than a confidentiality agreement as provided in Section 5.3(b)), or (E) except to facilitate the making of a Superior Proposal which facilitation is otherwise in compliance with this Section 5.3, amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, unless the Board determines in good faith, after consultation with its outside legal counsel, that compliance with the terms of this Section 5.3 would be inconsistent with its fiduciary duties under applicable law. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Subsidiary of the Company or Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.3 by the Company.

(b) Notwithstanding anything to the contrary in this Agreement,

(i) the Company may comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of the Company, the Board or its transaction committee shall, except as expressly permitted by this Section 5.3, recommend any Alternative Proposal or withdraw, amend or modify in a manner adverse to Parent the Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii) as to Persons making an unsolicited written Alternative Proposal, until but not following receipt of Company Stockholder Approval:

(A) during the Window-Shop Period, and thereafter with respect to any Excluded Person, the Company or its Board or its transaction committee may engage in activities that would otherwise be prohibited by Section 5.3(a)(ii)(B); and

(B) except as permitted pursuant to Section 5.3(b)(ii)(A), after the Window-Shop Period, the Company or its Board or its transaction committee may engage in activities prohibited by Section 5.3(a)(ii)(B) only with respect to unsolicited Alternative Proposals as to which the Board or its transaction committee makes a prior determination, in good faith and after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal could reasonably be expected to lead to a Superior Proposal and that failing to engage in such activities with respect to such Alternative Proposal would be inconsistent with the Board’s exercise of its fiduciary duties under applicable Law.

The Company will not furnish non-public information to any Persons pursuant to Section 5.3(b)(ii)(A) or (B) before the Company shall have obtained from any such Person a confidentiality agreement on terms and conditions that are no less favorable to the Company than those contained in the Confidentiality Agreement. In addition, Parent shall be entitled to receive an executed copy of such confidentiality agreement prior to or substantially simultaneously with the Company furnishing information to any such Person or its Representatives. Moreover, the Company shall simultaneously provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any such Person or its Representatives which was not previously provided or made available (in a data room) to Parent.

(iii) in response to an Alternative Proposal, the Company or the Board or its transaction committee may (A) recommend such Alternative Proposal to its stockholders or withdraw, amend or modify the Recommendation and (B) if the Board (or its transaction committee) so chooses, cause the Company to terminate this Agreement pursuant to Section 7.1(a)(iii)(B) but only if prior to taking any such action described in clause (A) or (B) of this subsection, (x) the Board (or its transaction committee) determines in good faith after consultation with its financial advisors and outside legal counsel that such Alternative Proposal is a Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Alternative Proposal), and (y) the Company shall have given notice to Parent, within 24 hours of receipt thereof, that the Company has received such Superior Proposal, attaching a copy of such Superior Proposal, and specifying the identity of the Person making such Superior Proposal and informing Parent that the Company intends to terminate this Agreement in accordance with the terms hereof and negotiate in good faith with Parent (the “Negotiation Period”) during the three (3) Business Day period following delivery of such notice to make such revisions to the terms and conditions of this Agreement as would permit the Board not to withdraw, amend or modify the Recommendation; provided, that in the event the Person making a Superior Proposal revises such Superior Proposal in response to revisions proposed by the Parent, the Company shall notify and provide a copy to Parent of such revised Superior Proposal within 24 hours of receipt thereof and the Parent and Company shall enter into a Negotiation Period during the two (2) Business Day period following delivery of such revised Superior Proposal to Parent. If Parent proposes no such revisions during such period as would permit the Board not to withdraw, amend or modify the Recommendation, then the Company and the Board may take the actions described in (A) and (B) if after consultation with the Company’s financial advisors and outside legal counsel, the Board shall have determined in good faith that the third party’s Alternative Proposal remains a Superior Proposal (even in light of any of Parent’s revised proposals) and that, after consultation with its outside legal counsel, the failure of the Board to withdraw or modify the Recommendation would be inconsistent with its fiduciary duties under applicable law; and

(iv) the Board or its transaction committee shall be permitted, other than in connection with an Alternative Proposal, (A) to withdraw, amend or modify the Recommendation, and (B) if the Board (or its transaction committee) so chooses, cause the Company to terminate this Agreement pursuant to Section 7.1(a)(iii)(B) but only if prior to taking any such action described in clause (A) or (B) of this subsection, the Board (or its transaction committee) determines in good faith, after consultation with outside legal counsel, that, failure to take such action would be inconsistent with its fiduciary duties under applicable law and the Company has given three (3) Business Days advance notice to Parent that the Company intends to take such action.

(c) Notwithstanding anything in this Agreement to the contrary, any factually accurate public statement by the Company that describes the Company’s receipt of a Alternative Proposal and the operation of this Agreement with respect thereto, shall not be deemed to be a recommendation of such Alternative Proposal or the withdrawal, amendment or modification of the Recommendation; provided, however, that the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such statement.

(d) The Company shall promptly (and in any event within 24 hours) advise Parent of the receipt by the Company of any Alternative Proposal or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person that has made or informs the Company that it is considering making an Alternative Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Alternative Proposal or which is reasonably likely to lead to an Alternative Proposal.

(e) Any action permitted pursuant to this Section 5.3 shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

(f) Nothing contained in this Agreement shall prohibit the Company or the Board from making any disclosure to its stockholders if the failure to so disclose would be inconsistent with the Board’s fiduciary duties, or any disclosure requirements, under applicable Law, or from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that the Recommendation shall be deemed to have been withdrawn for all purposes of Section 7.1(a)(iv)(B), and Section 7.2 hereunder if the Board makes any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) unless the Board expressly publicly reaffirms, without qualification, the Recommendation at least three (3) Business Days prior to the Company Meeting.

(g) As used in this Agreement,

(i) “Alternative Proposal” means (A) any proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for a merger, consolidation, business combination, share exchange, recapitalization, reorganization, dissolution, liquidation or other similar transaction involving the Company or any of its material Subsidiaries, (B) any proposal for the issuance by the Company of over 25% of the Company Common Stock or other equity securities or (C) any proposal or offer to acquire in any manner, directly or indirectly, (1) over 25% of the Company Common Stock or other equity securities of the Company or (2) assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 25% or more of the Company’s consolidated assets or to which 25% or more of the Company’s revenues or earnings on a consolidated basis are attributable, in each case other than the Merger.

(ii) “Excluded Person” means any Person or Group of Persons (including their Affiliates) from whom the Company has received during the Window-Shop Period a written Alternative Proposal that the Board or transaction committee determines, in good faith during the Window-Shop Period and after consultation with its outside legal counsel and financial advisors, is reasonably likely to lead to a Superior Proposal. A person or group of persons shall cease to be an Excluded Person when the ultimate equityholder(s) of such person or group, including the ultimate equityholder(s) of any affiliates of such person or group, following the Window-Shop Period, cease to provide (directly or indirectly) at least 50% of the equity financing (measured by voting power and value) of such person or group.

(iii) “Superior Proposal” means any Alternative Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%), that in the good faith determination of the Board or its transaction committee, after consultation with its outside legal counsel and financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, (A) would, if consummated in accordance with its terms, result in a transaction more favorable to the holders of Company Common Stock than the Merger (taking into account all the terms and conditions of such proposal, and this Agreement, including any proposal or offer by Parent to amend the terms of the Merger or this Agreement) and (B) is reasonably likely to be consummated; and

(iv) “Window-Shop Period’ means the twenty-five (25) calendar day period following the date the initial press release regarding the Merger is issued.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event on or before the date that is eighteen (18) Business Days after the date hereof, provided that if the Company requests that Parent agree to a reasonable extension of such period, then consent to such request shall not be unreasonably withheld, conditioned or delayed), the Company shall prepare and file with the SEC the Proxy Statement (which shall include the Recommendation), and, if necessary, the Company and Parent shall prepare any other document required by applicable Law to be filed with the SEC (“Additional Filings”). Parent shall furnish all information concerning Parent and its Subsidiaries to the Company as the Company shall reasonably request, and provide the Company other assistance, as may be reasonably requested in connection with the preparation of the Proxy Statement and any Additional Filings, and the Proxy Statement and any Additional Filings shall include all information reasonably requested by Parent to be included therein. The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Company Meeting, (i) the Proxy Statement will comply with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and Merger Sub agree that none of the information supplied by either of them for inclusion in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will use its reasonable best efforts to have the Proxy Statement and, to the extent necessary, any Additional Filings cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC (and in any event within five (5) Business Days, provided that if the Company requests that Parent agree to a reasonable extension of such period, then consent to such request shall not be unreasonably withheld, conditioned or delayed). The Company shall as promptly as practicable notify Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement. The Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto), and Parent and the Company shall cooperate and provide each other with a reasonable opportunity to review and comment on any Additional Filings (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, prior to filing such with or sending such to the SEC, and Parent and the Company will provide each other with copies of all such filings made and correspondence with the SEC. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement or any Additional Filings so that the Proxy Statement or any Additional Filings would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the stockholders of the Company.

(b) The Company shall (i) take all action necessary in accordance with the DGCL and the Company Charter Documents to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable (and in any event no more than twenty-five (25) Business Days provided that if the Company requests that Parent agree to a reasonable extension of such period, then consent to such request shall not be unreasonably withheld, conditioned or delayed) following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (such meeting or any adjournment or postponement thereof, the “Company Meeting”), and (ii) subject to Section 5.3(b), use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby; provided that, in the event of a change in the Recommendation pursuant to Section 5.3(b), notwithstanding clause (ii) of this Section 5.4(b), (x) the Company may disclose the fact of such change in the Recommendation in any solicitation made by the Company to its stockholders and (y) the Company shall not be required to solicit proxies in favor of the Company Stockholder Approval unless the Board thereafter reaffirms the Recommendation.

Section 5.5 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall, and the Company shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals, from Governmental Entities or other persons and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including under any Regulatory Laws (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and taking all reasonable actions with respect to such lawsuits or legal proceedings necessary or advisable to consummate the transactions contemplated hereby and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby. The Company, Parent and Merger Sub will use reasonable best efforts to effect the Closing as promptly as practicable after the satisfaction or waiver of all conditions set forth in ARTICLE 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by this Agreement and applicable Law, waiver of such conditions), subject to the other terms and conditions of this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall:

(i) promptly, but in no event later than eighteen (18) Business Days after the date hereof, provided that if the Company requests that Parent agree to an extension of such period then such request shall not be unreasonably withheld, conditioned or delayed, make their respective filings under the HSR Act as promptly as reasonably practicable, and promptly thereafter make any other required submissions thereunder;

(ii) use reasonable best efforts to cooperate with each other in (x) determining whether any other filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals. To the extent not prohibited by applicable Law, each party shall use reasonable best efforts to furnish to the other all information required for any application or other filing to be made by the other pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. The Company shall (and shall cause its Representatives to) give Parent reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity (including any Antitrust Authority) regarding any such registrations, declarations and filings or any such transaction. The Company shall not (or permit its respective Representatives to) participate independently in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such filing, investigation or other inquiry without giving Parent prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The Company shall consult and cooperate with Parent in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with investigations or proceedings under or relating to the HSR Act or any other Regulatory Laws. The Company shall cooperate in coordinating any registration, declaration and filings and obtaining any necessary actions or nonactions, waivers or consents under the HSR Act or any other Regulatory Laws;

(iii) use reasonable best efforts to take, or to cause to be taken, all other actions and to do, or to cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state or foreign antitrust enforcement authorities or competition authorities, other Governmental Entities, or other state or federal regulatory authorities of any other nation or other jurisdiction or any other person may assert under Regulatory Law with respect to the Merger and the other transactions contemplated hereby (collectively, an “Antitrust Authority”), and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). Without limiting the foregoing, the Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to or that could reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval of any Antitrust Authority under a Regulatory Law or the expiration of the required waiting period under the HSR Act, any other applicable Regulatory Law, and related rules; and

(iv) subject to applicable Laws, the instructions of any Governmental Entity, and applicable confidentiality and non-disclosure agreements keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including to the extent permitted by Law promptly furnishing the other with copies of notices or other communications sent or received by the Company or Parent, as the case may be, or any of their Subsidiaries, to or from any third party and/or any Governmental Entity with respect thereto, and permit the other to review in advance any proposed written communication by such party to any supervisory or Governmental Entity.

(c) Notwithstanding anything herein to the contrary (but subject to the last sentence of this Section 5.5(c)), Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; by consenting to such action by the Company and provided, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, (“Antitrust Prohibition”) or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Termination Date. In the event that any action is threatened or instituted challenging the Merger as violative of any Premerger Notification Rule or other Antitrust Law, Parent shall take all action necessary, including but not limited to any Divestiture Action to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date. If any Divestiture Action agreed to by Parent requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, the Parent hereby agrees to consent to the taking of such action by the Company and any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger. The Company shall cooperate with Parent and shall use its reasonable best efforts to assist Parent in resisting and reducing any Divestiture Action. The parties shall use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege. Notwithstanding anything in this Agreement to the contrary, including this Section 5.5, Parent shall not be required to take any Divestiture Action or agree to any conditions in connection with the consummation of the transactions contemplated by this Agreement, if such action or condition (x) would have, or be reasonably likely to have, a material adverse effect on the business, assets, liabilities (contingent or otherwise) or financial condition of the Parent and its Subsidiaries, taken as a whole, or the business, assets, liabilities (contingent or otherwise) or financial condition of the Surviving Corporation, Parent and its Subsidiaries, taken as a whole or (y) in any way involves Macquarie Infrastructure Partners A, L.P., a Delaware limited partnership, Macquarie Infrastructure Partners Canada, L.P., an Ontario limited partnership, or Macquarie Infrastructure Partners International, L.P., a Delaware limited partnership (collectively, “MIP I”) or any entity in which MIP I directly or indirectly owns any equity interests (collectively, the “MIP I Entities”); provided, for the avoidance of doubt, that the exception contained in this clause (y) shall not eliminate Parent’s obligation to agree to Divestiture Action with respect to the Company or its Subsidiaries to the extent otherwise required under this Section 5.5.

(d) Subject to the rights of Parent in Section 5.10, and in furtherance and not in limitation of the covenants of the parties contained in this Section 5.5, if any administrative or judicial action or proceeding, including any proceeding by a private party, is (or has been prior to the date hereof) instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or any other transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.5 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(a)(ii)(A) or Section 7.1(a)(ii)(B) so long as such party has, prior to such termination, complied with its obligations under this Section 5.5.

(e) For purposes of this Agreement, “Regulatory Law” means any and all state, federal and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including the HSR Act, requiring notice to, filings with, or the consent or approval of, any Governmental Entity, or that otherwise may cause any restriction, in connection with the Merger and the transactions contemplated thereby, including (i) the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, (ii) any Law governing the direct or indirect ownership or control of any of the operations or assets of the Company and its Subsidiaries or (iii) any Law with the purpose of protecting the national security or the national economy of any nation.

Section 5.6 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition,” “affiliate transaction,” “business combination” or other form of anti-takeover statute or regulation shall become applicable to the Merger or the other transactions contemplated by this Agreement to which an exemption is not available therefrom, each of the Company and Parent and the members of the Board shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby.

Section 5.7 Public Announcements. The initial press release regarding the Merger shall be a joint press release and thereafter, unless the Board has effected a change of the Recommendation in accordance with Section 5.3(b) hereof, the Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue a joint press release announcing the execution and delivery of this Agreement.

Section 5.8 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees (in their capacity as such and not as stockholders or option holders of the Company or its Subsidiaries), as the case may be, of the Company or its Subsidiaries as provided in the Company Charter Documents or Subsidiary Documents, or in any agreement in effect on the date of this Agreement and listed in Section 3.20(a) of the Company Exceptions Letter, shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, to the extent permitted under applicable Law, Parent shall cause the Surviving Corporation to adopt or maintain exculpation, advancement of expenses and indemnification provisions no less favorable, taken as a whole, than those set forth in the Company Charter Documents and Subsidiary Documents in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification, advancement of expenses and exculpation in respect of any Action pending or asserted or any claim made within such six (6) year period shall continue until the disposition of such Action or resolution of such claim.

(b) Without limiting any other rights that any Indemnified Party (as defined below) may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof and listed in Section 3.20(a) of the Company Exceptions Letter, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent permitted under applicable Law, each current and former director or officer of the Company or of a Subsidiary of the Company (each, together with such person’s heirs, executors, administrators or personal representatives, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, based on or arising out of (i) the fact that such Indemnified Party was a director or officer of the Company or such Subsidiary or (ii) acts or omissions by an Indemnified Party in the Indemnified Party’s capacity, and in the scope of authority, as a director or officer of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated by this Agreement) (each, an “Action”). Parent and the Surviving Corporation shall use their reasonable best efforts to assist in the defense of any Action; provided, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any one jurisdiction with respect to any single Action except to the extent there is, in the reasonable opinion of counsel to Parent and the Surviving Corporation, under applicable standards of professional conduct, a conflict on any material issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties.

(c) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s and its Subsidiaries’ current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions that are no less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that Parent and Surviving Corporation shall not be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Charter Documents or Subsidiary Documents or the organizational documents of the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. Notwithstanding Section 1.5, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Certificate of Incorporation or Bylaws of the Surviving Corporation in any manner that would affect adversely the rights thereunder or under the Company Certificate of Incorporation or Company Bylaws of any Indemnified Party to indemnification, exculpation and advancement except to the extent required by Law. The provisions of this Section 5.8 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.8. The Surviving Corporation shall pay all expenses, including, without limitation, reasonable attorneys’ fees and costs of investigation, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligation provided in this Section 5.8 or under any charter, bylaw or contract, such amounts payable as incurred upon request.

(f) As of the Closing, Parent and the Surviving Corporation shall cause all of the Company’s current officers and directors who will not be officers or directors of the Surviving Company to be removed from any responsibility with respect to bank accounts, bonding facilities, and any other financial arrangements and to substitute the officers of the Surviving Corporation therefor.

Section 5.9 Financing; Solvency.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all lawful actions and to do, or cause to be done, all lawful things necessary, proper or advisable to arrange and consummate Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (iii) satisfy on a timely basis and comply with all terms, covenants, obligations and conditions set forth in the Commitment Letters and in such definitive agreements applicable to Parent, or Merger Sub, (iv) consummate the Financing at or prior to Closing, and (v) enforce its rights under the Debt Commitment Letter.

(b) Parent will use its reasonable best efforts to take or cause to be taken all lawful actions, and to do or cause to be done all lawful things necessary or advisable, to obtain the Equity Financing contemplated by the Equity Commitment Letter and to fully enforce the Equity Commitment Letter.

(c) Parent and Merger Sub agree that they will not permit or agree to any amendment or modification to, or any waiver of any material provision or remedy under the Financing Commitments, if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing, (ii) impose additional conditions precedent to the initial availability of the Financing or amend or modify any of the existing conditions to the availability of the Financing in a manner that would reasonably be expected to materially delay, prevent or render less likely to occur the Financing, or any material portion thereof, on the Closing Date, or (iii) adversely impact the ability of Parent or Merger Sub to enforce their rights against other parties to the Financing Commitments or the definitive agreements with respect thereto.

(d) Parent shall keep the Company informed in reasonable detail with respect to all material activity concerning the status of the Financing contemplated by the Financing Commitments and shall give the Company prompt notice of any material adverse change with respect to such Financing. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within one (1) Business Day, if at any time (i) any Debt or Equity Commitment Letter shall expire or be terminated for any reason, (ii) any financing source that is a party to a Debt or Equity Commitment Letter notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, (iii) for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Financing Commitments on the terms described therein, or (iv) Parent becomes aware of any breach by any party of the Financing Commitments that could reasonably be expected to adversely affect the Financing Commitments or delay or impair the consummation of the Financing.

(e) Parent shall provide to the Company copies of all documents related to the Financing Commitments and the Financing upon reasonable request and, in any event, the final documents, including without limitation all definitive agreements, (other than any ancillary documents subject to confidentiality agreements, including fee letters and engagement letters).

(f) Parent and Merger Sub acknowledge and agree that obtaining the Financing is not a condition to Closing. Without limiting any of the obligations of Parent under this Agreement or any of the Company’s remedies, if any of the Financing becomes unavailable on the terms and conditions contemplated in any of the Financing Commitments or any of the Financing Commitments shall be terminated (in each case other than due to the failure of the condition to Closing set forth in Section 6.3(g) to be satisfied), Parent and Merger Sub shall use their reasonable best efforts to obtain alternative financing commitments for the portion of such Financing that becomes unavailable or is the subject of a terminated Financing Commitment; provided, that if Parent is unable to obtain Alternative Financing despite the use by Parent and Merger Sub of their reasonable best efforts then the Company shall have the remedies described in Section 7.1(a)(v). Parent and Merger Sub may also replace any of the Financing Commitments to obtain more favorable economic terms with the Company’s prior approval, which will not be unreasonably withheld, conditioned or delayed (it being understood that any replacement involving Comerica Bank on terms substantially similar to those previously discussed between the parties is hereby approved by the Company). The alternative Financing Commitments described in this subsection are referred to as the “Alternative Financing Commitments” and the debt financing to be provided pursuant to such Alternative Financing Commitments is referred to as the “Alternative Financing”. In the event that Alternative Financing Commitments are required to be obtained because any of the Financing has become unavailable or been terminated due to an event outside Parent’s control, then Parent shall use reasonable best efforts to obtain the Alternative Financing Commitments within ten (10) Business Days after Parent is first notified that such Financing has or will become unavailable or terminated, but not later than the Closing Date or, if earlier, the tenth (10th) Business Day prior to the End Date, and in the event Alternative Financing Commitments are obtained for any other reason, such Alternative Financing Commitments shall be in place immediately upon termination of the Financing being replaced. The Alternative Financing Commitments shall be on terms and conditions (including termination rights and funding conditions) no less favorable to Parent, Merger Sub or the Company than the current Financing Commitments that are being replaced. Parent shall provide the Company with a copy of the commitment letters evidencing such Alternative Financing Commitments (the “Alternative Commitment Letters”). Such Alternative Financing Commitments shall be deemed to be included in the Financing Commitments, all references to “Financing Commitments” shall be deemed to include the Alternative Financing Commitments, all references to “Financing” shall be deemed to include the Alternative Financing, all references to “Equity Commitment Letter” or “Debt Commitment Letter” shall be deemed to include the Alternative Commitment Letters, and Parent and Merger Sub shall have the same obligations with respect thereto (including under this Section 5.9) as they had with respect to the Financing Commitments being replaced.

(g) The Company shall provide, and shall cause its Subsidiaries and each of its and their respective Representatives, including its legal and accounting Representatives, to provide, such cooperation as may be necessary and reasonably requested by Parent to assist Parent in causing the conditions in the Debt Commitment Letter to be satisfied and to obtain the Financing, including (i) providing all periodic filings pursuant to the Exchange Act, (ii) subject to obtaining confidentiality agreements with respect to information that is not made publicly available, such other reasonably requested financial information necessary for the satisfaction of the conditions set forth in the Debt Commitment Letter, including information for inclusion in pro forma financial information, and other financial information as may be reasonably requested in writing by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing, (iii) making available, at times mutually agreed upon, appropriate members of senior management of the Company for the purpose of meeting with proposed lenders providing or arranging the Financing, rating agencies, diligence sessions relating to the Company and road shows, (iv) cooperating with reasonable requests relating to the marketing efforts for the Financing (including consenting to the reasonable use of the Company’s logos), (v) providing access to the most recent appraisals, environmental reports, evidence of title (including copies of deeds, lease documentation, title insurance policies and/or commitments for title insurance, title opinions, surveys, and similar information), and similar information with respect to the properties and assets of the Company as may be reasonably requested by Parent and that are in the possession of the Company or its advisors, (vi) reviewing and commenting on information relating to the Company within the Company’s Knowledge included in materials for rating agency presentations, confidential information memoranda and other customary offering and marketing materials requested in connection with the Financing, (vii) furnishing Parent with information in the Company’s possession that any lender providing or arranging Financing has reasonably requested and that is required by regulatory authorities in connection with such Financing under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, and (viii) subject to obtaining confidentiality agreements with respect to information that is not made publicly available, providing Financing Source Parties with access to the due diligence files prepared in connection with this Agreement and otherwise cooperating with diligence efforts of the Financing Source Parties to the extent customary and reasonable. In no event shall the Company and its officers be required to take any action that would create any liability to the Company to any Financing Source Parties prior to the Effective Time or after the termination of this Agreement, and Parent shall be solely responsible (and will make clear in any presentations to Financing Source Parties that it is solely responsible) for the information provided to Financing Source Parties; provided that the foregoing shall not limit the Company’s liability to Parent and Merger Sub for any breach of any representations, warranties and covenants in this Agreement, subject to the terms and limitations set forth herein or limit the Company’s responsibility for the accuracy of the historical information of the Company. Subject to the preceding sentence, the Company will make its executive officers reasonably available to assist Parent in Parent’s preparation for and presentations to Financing Source Parties and to review any historical information of the Company; provided that in no event shall any information be furnished about the Company if the disclosure thereof would require the Company to make a filing or public disclosure as to material non-public information without the written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed, and provided, further, that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time. The Company will provide Parent with (A) customary pay-off letters with respect to the current credit facilities of the Company and its Subsidiaries and (B) recordable form lien releases, canceled notes and other documents reasonably requested by Parent prior to the Closing indicating that all Liens resulting from such credit facilities shall be satisfied, terminated and discharged on or prior to the Closing Date. Notwithstanding anything to the contrary, the condition set forth in Section 6.3(b), as it applies to the Company’s obligations under this Section 5.9(g), shall be deemed satisfied unless there has occurred a Willful Breach of its obligations under this Section 5.9(g).

(h) Parent shall use its reasonable best efforts, and shall cause its Affiliates to use their reasonable best efforts, to refrain from such actions and from entering into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that is taken with the knowledge that such action would reasonably be expected to materially impair, delay or prevent consummation of the Financing contemplated by the Financing Commitments.

(i) If Parent or any of its Affiliates obtain or perform, whether for its benefit or for the benefit of any Financing Source Party, a letter or other evaluation of the solvency or financial capacity of Parent or Merger Sub after giving effect to the Merger and the other transactions contemplated hereby (including the Financing), Parent shall provide the Company with a copy of any such letter or evaluation.

(j) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.9 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Financing to enforce its respective rights under the Financing Commitments, except that Parent shall seek enforcement of the Equity Commitment Letter solely if the Company seeks and is granted a decree of specific performance after all conditions to the granting therefor set forth in Section 8.5 of this Agreement have been satisfied, (ii) seek payment from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (iii) pay any fees in excess of those contemplated by the Financing Commitments (whether to secure waiver of any conditions contained therein or otherwise).

Section 5.10 Stockholder Litigation.

(a) The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without Parent’s consent, which shall not be unreasonably withheld, conditioned or delayed.

(b) The Company shall give Parent prompt notice of any claims received by it relating to any Dissenting Shares or Dissenting Stockholders, and Parent shall have the right to participate in all negotiations and proceedings with respect to such claims. The Company shall not settle or compromise prior to the Effective Time any claim of a Dissenting Stockholder without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. Parent and Merger Sub consent to the Company providing its stockholders with dissenters’ rights in connection with the Merger as required by the DGCL.

Section 5.11 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could reasonably be expected to be material to the Company, the Surviving Corporation or Parent or any of their Subsidiaries, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would or would reasonably be expected to cause or result in any of the conditions to the Merger set forth in ARTICLE 6 not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice. The Company shall notify Parent, on a current basis, of any events or changes with respect to any criminal or regulatory investigation or action involving the Company or any of its Subsidiaries, and shall reasonably cooperate with Parent or its Affiliates in efforts to mitigate any adverse consequences to Parent or its Affiliates which may arise (including by coordinating and providing assistance in meeting with regulators).

Section 5.12 Rule 16b-3. Prior to the Effective Time, the Company shall take all commercially reasonable steps to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14 Standstill. Except as expressly contemplated by this Agreement, from the date hereof until the earlier to occur of the Effective Time or the last day of the Restricted Period, Parent and its Representatives will not, and will not encourage or assist others to: (a) acquire, offer or propose to acquire, or agree or seek to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of the Company or its Subsidiaries with the intent or effect of acquiring a controlling interest in the Company or its Subsidiaries or of any successor to or person in control of the Company or any of its Subsidiaries, or any assets of the Company or its Subsidiaries or divisions thereof or of any such successor or controlling person, (b) enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, directly or indirectly, any acquisition transaction or other business combination relating to all or part of the Company or its Subsidiaries or any acquisition transaction for all or part of the assets of the Company or its Subsidiaries or any of their respective businesses; (c) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its Subsidiaries; (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its Subsidiaries; (e) seek or propose, alone or in concert with others, to influence or control the Company’s management or policies; (f) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to any of the foregoing activities or propose any of such activities to any other Person; (g) advise, assist, encourage, act as a financing source for or otherwise invest in any other Person in connection any of the foregoing activities; or (h) disclose any intention, plan or arrangement inconsistent with any of the foregoing. Notwithstanding the foregoing, (y) prior to the commencement of the Restricted Period, Parent and its Representatives may take the actions permitted by this Agreement in order to effect the transactions contemplated by this Agreement, including cooperating with the Company in the preparation of the Proxy Statement and Additional Filings and furnishing information for inclusions therein and (z) the provisions of this Section 5.14 shall be inoperative and of no force or effect (1) if and while the Company is in breach of its obligations pursuant to Section 5.3(b)(iii) or the Company has failed to pay the Company Termination Fee and Expenses required to be paid in connection with the termination of this Agreement pursuant to Section 7.1(a)(iii)(B), (2) if, from and after the date hereof, (A) any Person or group shall have acquired or entered into a binding definitive agreement that has been approved by the Board (or any duly constituted committee thereof) to acquire more than 50% of the outstanding voting securities of the Company or assets of the Company or its Subsidiaries representing more than 50% of the consolidated earnings power of the Company and its Subsidiaries, taken as a whole or (B) any Person publicly announces or commences a tender or exchange offer which, if consummated, would result in such Person’s acquisition of beneficial ownership of more than 50% of the outstanding voting securities of the Company and within 10 days of such announcement or commencement the Board (or any duly constituted committee thereof) has not recommended to its stockholders that they reject such tender or exchange offer; or (3) if the Board (or any duly constituted committee thereof) shall have determined in good faith, after consultation with outside legal counsel, that the failure to waive, limit, amend or otherwise modify the provisions of this paragraph would be reasonably likely to be inconsistent with the fiduciary duties of the Board under applicable Law.

Section 5.15 Employee Matters.

(a) For a period of not less than 12 months following the Effective Time, the employees of the Company and each Subsidiary of the Company, other than the Executives, who remain in the employment of Parent or any Subsidiary of Parent during this time (the “Continuing Employees”) shall receive compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to such employees of the Company and the Subsidiaries of the Company during the 12 month period immediately prior to the Effective Time; provided, however, that in no event shall Parent or any of its Subsidiaries (including the Surviving Corporation) be required to take into account any amounts owed in connection with a change in control, equity compensation or bonus performance targets when determining whether compensation and benefits are substantially comparable.

(b) With respect to any employee benefit plan maintained by Parent or any Subsidiary of Parent in which Continuing Employees and their eligible dependents will be eligible to participate from and after the Effective Time, for purposes of determining eligibility to participate (but not for purposes of early retirement programs), level of benefits including benefit accruals (other than benefit accruals and early retirement subsidies under any defined benefit pension plan) and vesting, service recognized by the Company and any Subsidiary of the Company immediately prior to the Effective Time shall be treated as service with Parent or any Subsidiary of Parent; provided, however, that, notwithstanding that service to the Company shall be recognized by Parent’s benefit plans in accordance with the forgoing, the date of initial participation of each Continuing Employee in any Parent benefit plan shall be no earlier than the Effective Time; further provided, however, that such service need not be recognized to the extent that (i) such Parent employee benefit plan does not recognize service of similarly situated employees of Parent or Subsidiaries of Parent or (ii) such recognition would result in any duplication of benefits.

(c) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent to continue any specific plans or to continue the employment, or to make any changes to the terms and conditions of the employment, of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent or the Company. Without limiting the scope of Section 8.10, nothing in this Section 5.15 shall confer any rights or remedies of any kind or description upon any Continuing Employee or any other person other than the parties hereto and their respective successors and assigns.

(d) With respect to any welfare plan maintained by Parent or any Subsidiary of Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent or such Subsidiary of Parent shall (i) to the extent allowed by Law and such plan, waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the analogous welfare plans of the Company and the Subsidiaries of the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time and during the portion of the plan year of the applicable Company welfare plan ending at the Effective Time, in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(e) From the date hereof until the earlier to occur of the Effective Time or the last day of the Restricted Period, neither Parent nor the Company will directly or indirectly, solicit for employment any employee of the other party or any of its Subsidiaries with whom it has contact or who became known to them in connection with the transactions contemplated by this Agreement (not including a general solicitation of employment not specifically directed towards employees of such party or its Subsidiaries); provided that the foregoing provision shall not prevent the hiring party from employing any such person who contacts it on his or her own initiative without any direct or indirect solicitation by, or encouragement from the hiring party.

(f) Nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any Parent benefit plan or Company Benefit Plan or any other compensation or benefits plan maintained for or provided to employees, directors or consultants of Parent or the Company prior to or following the Effective Time.

Section 5.16 Employment Agreements. Upon the Effective Time, the employment of each executive officer (each, an “Executive”) of the Company listed in Section 5.16 of the Company Exceptions Letter shall be terminated, with such termination deemed to be an involuntary termination without cause. The Company shall pay each Executive an amount in cash set forth next to such Executive’s name on Section 5.16 of the Company Exceptions Letter, which is the amount owed to such Executive in connection with a change in control pursuant to the employment agreement by and between the Company and such Executive. The Company shall pay each other employee of the Company who is terminated in connection with the Closing and owed a payment pursuant to a contract with the Company in effect on the date hereof the amount owed pursuant to such contract. Such payments shall be made to each Executive and other employee on the Closing Date or, if such payment would result in the payment of an excise tax or deferral of such payment pursuant to Section 409A of the Code, then Parent shall cause the Surviving Corporation to make such payment as soon as allowable without an excise tax. The Company shall cause each such Executive or other employee, as a condition to receipt of such payment, to execute and deliver to the Company a release, in form and substance reasonably satisfactory to Parent, stating that the amount paid to such person at the Closing satisfies all amounts payable by the Company to such person in connection with a change in control or in connection with termination of such person’s employment following a change in control. Parent and Surviving Corporation agree that all of their income and employment tax returns and other applicable filings will reflect that all payments described above in this Section 5.16 have been made in compliance with Section 409A of the Code, that no such payments shall be reported on Form W-2 using Code Z in Box 12 (or its successor) and that neither Parent nor Surviving Corporation shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with such treatment; provided, that the foregoing shall not apply to any payment that is made under a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) that does not satisfy the requirements of Section 409A of the Code as of the Closing Date (or did not satisfy such requirements at any time prior to the Closing Date).

Section 5.17 Senior Notes. The parties agree to take the actions set forth on Schedule 5.17 to this Agreement with respect to the Company’s 7.50% senior notes due 2019 (the “Notes”).

Section 5.18 Certain Tax Matters. During the period from the date of this Agreement to the date of the Effective Time, (i) the Company and each of its Subsidiaries shall timely file all Tax Returns required to be filed by each such entity during such period (after taking into account any extensions) (each, a “Post-Signing Return”), which Post-Signing Returns shall be complete and correct in all respects and, except as otherwise required by Law, shall be prepared on a basis consistent with the past practice of the Company; provided, however, that no material Post-Signing Returns shall be filed with any Governmental Entity without Parent’s written consent, which consent shall not be unreasonably withheld or delayed; (ii) the Company and each of its Subsidiaries shall timely pay all Taxes due and payable with respect to the Tax periods covered by such Post-Signing Returns; (iii) the Company shall accrue a liability in its books and records and financial statements in accordance with GAAP and past practice for all Taxes payable by the Company or any of its Subsidiaries for which no Post-Signing Return is due prior to the day of the Effective Time; (iv) the Company and each of its Subsidiaries shall promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed; and (v) the Company and each of its Subsidiaries shall retain all books, documents and records necessary for the preparation of Tax Returns and reports and Tax audits consistent with its standard policy.

Section 5.19 Certain Regulatory Approvals. The Parties agree to take the actions set forth on Schedule 5.19 to this Agreement with respect to seeking certain regulatory approvals in connection with the transactions contemplated by this Agreement.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent any such condition may be waived in compliance with applicable Law and this Agreement) as of the Effective Time of the following conditions:

(a) The Company shall have obtained the Company Stockholder Approval;

(b) No restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger and/or the other transactions contemplated by this Agreement shall be in effect; and

(c) Any applicable waiting period under the HSR Act and any other applicable Regulatory Law shall have expired or been earlier terminated.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment or waiver of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to “Parent Material Adverse Effect” or “materiality,” shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where the failure to be true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in this Section 6.2(a)) only as of such date or period;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by the Chief Executive Officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment or waiver of the following conditions:

(a) (i) The representations and warranties of the Company contained in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4(a), Section 3.12, Section 3.19, Section 3.21 and Section 3.25 shall be true and correct in all respects (except, in the case of Section 3.1(a) and Section 3.2 for such inaccuracies as are de minimis in the aggregate), in each case at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Company set forth in this Agreement (other than those referred to in clause (i) of this Section 6.3(a)), disregarding all qualifications and exceptions contained therein relating to “Company Material Adverse Effect” or “materiality”, shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where in the case of this clause (ii) the failure to be true and correct would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period;

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Financial Officer or another senior executive officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d) Since the date of this Agreement there shall not have occurred and be continuing, and there shall not otherwise be continuing, any Company Material Adverse Effect;

(e) Holders of no more than ten percent (10%) of the outstanding Company Common Stock and holders of no more than ten percent (10%) of the outstanding Company Preferred Stock shall be Dissenting Stockholders;

(f) No event of default under the Company’s Revolving Credit Agreement dated July 5, 2006, as amended, with Comerica Bank and the other lenders party thereto (the “Company Credit Agreement”) or any of the related Loan Documents (as such term is defined in the Company Credit Agreement) shall have occurred and be continuing and have caused the Debt Financing to not be available in full on the Closing Date consistent with the terms of the Financing Commitment; and

(g) The Company shall have obtained the draft or preliminary permit described in Section 3.8(b) of the Company Exception Letter with no material conditions thereto outside the ordinary course of the Company’s business.

ARTICLE 7

TERMINATION

Section 7.1 Termination.

(a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

(i) by the mutual written consent of the Company and Parent;

(ii) by either the Company or Parent, if:

(A) the Effective Time shall not have occurred on or before 5:00 p.m., Eastern time on June 30, 2012 (such date, or the date to which it is extended pursuant to the second proviso of this Section 7.1(a)(ii)(A), the “End Date”); provided, that the right to terminate this Agreement under this Section 7.1(a)(ii)(A) shall not be available to (x) any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of or the primary factor that resulted in the failure of the Merger to occur on or before the End Date or (y) Parent unless on the date of such termination the conditions set forth in Section 6.1 and Section 6.3 have not been met (other than those conditions that by their nature can only be satisfied at Closing), the Financing Commitments or Alternative Financing Commitments are in full force and the Financing Source Parties have provided to the Company written statements that they are ready, willing and able to provide the financing contemplated by the Financing Commitments or Alternative Financing Commitments, subject only to the satisfaction of such conditions.

(B) an injunction, other legal restraint or order shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction, other legal restraint or order shall have become final; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(a)(ii)(B) shall have used its reasonable best efforts to remove such injunction, other legal restraint or order to the extent required to do so by Section 5.5; or

(C) the Company Meeting (including any adjournments thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(iii) by the Company, if:

(A) Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (2) cannot be cured or has not been cured by the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent and (y) the End Date; provided that the Company shall have given Parent written notice, delivered at least ten (10) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(iii)(A) and the basis for such termination; provided further that in the event any court of competent jurisdiction determines that Parent failed to consummate the Merger despite an obligation under the terms of the Agreement to do so, such determination shall be grounds for the Company to terminate this Agreement; and provided further that the Company shall not have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and cannot be cured or has not been cured by the End Date;

(B) prior to the receipt of the Company Stockholder Approval, either (x) (1) the Board (or its transaction committee) has received a Superior Proposal, (2) in light of such Superior Proposal the Board (or its transaction committee) shall have determined in good faith, after consultation with outside legal counsel, that the failure to withdraw or modify its Recommendation would violate the Board’s (or its transaction committee’s) fiduciary duties under applicable Law, and (3) the Company is in compliance, in all material respects, with Section 5.3; provided that the Company has complied with the terms of Section 5.3(b)(iii) or (y) (1) the Board (or its transaction committee) made a determination to terminate the Merger Agreement in accordance with Section 5.3(b)(iv), and (2) the Company is in compliance, in all material respects, with Section 5.3; provided that, in the case of a termination pursuant to the foregoing clause (x) or (y), the Company concurrently with the termination of this Agreement pays the fee due under Section 7.2;

(C) except such conditions that, by their nature, can only be satisfied at Closing, all conditions in Section 6.1 and Section 6.3 remain satisfied and either (1) Parent provides written notice to the Company that it is not willing to consummate the Merger or (2) the Merger shall not have been consummated within one (1) Business Day following the date the Closing should have occurred pursuant to Section 1.2 and the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date and the Company had given Parent written notice on or prior to such date, irrevocably confirming that fact; or

(D) there exists a Company SF Termination Right pursuant to Schedule 5.19 of this Agreement.

(iv) by Parent, if:

(A) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (2) cannot be cured or has not been cured by the earlier of (x) thirty (30) days after written notice thereof is given by Parent and (y) the End Date; provided that Parent shall have given the Company written notice, delivered at least ten (10) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(a)(iv)(A) and the basis for such termination; and provided further that Parent shall not have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and cannot be cured or has not been cured by the End Date; or

(B) within fifteen (15) Business Days after any of the following has occurred: (1) the Board or its transaction committee shall have withdrawn, modified or changed its Recommendation in any manner that is adverse to Parent, (2) a tender or exchange offer that would constitute an Alternative Proposal is commenced and the Board or its transaction committee fails to recommend against acceptance of such tender or exchange offer following a request to do so by Parent within five (5) Business Days following such request by Parent (or such shorter period as may exist between the date of the tender or exchange offer and the date of the Company Meeting), or (3) the Company, the Board or its transaction committee thereof approves or recommends any Alternative Proposal or approves any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Alternative Proposal (other than a confidentiality agreement described in Section 5.3(b)(ii)(B)), provided, however, that any “stop, look and listen” communication by the Board to the Company’s stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication to the Company’s stockholders shall not be deemed to constitute a withdrawal, modification or change of its Recommendation.

(C) there exists a Parent SF Termination Right pursuant to Schedule 5.19 of this Agreement.

(v) The Company shall be entitled to all remedies, including specific performance to require Parent to enforce the Equity Commitment Letter, if the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that by their nature can only be satisfied at Closing) and there has not been a prior termination pursuant to Section 7.1(a)(iii)(B) or Section 7.1(a)(iv)(B); provided that the Company or Parent shall be entitled to terminate this Agreement,

(A) at any time if a Financing Failure occurs at any time on or after the date of this Agreement and has not been replaced with Alternative Financing Commitments in the time period and in the manner provided in Section 5.9(f), despite Parent’s satisfaction of its obligations in Section 5.5 and Section 5.9, provided that Parent shall not be entitled to terminate this Agreement under this Section 7.1(a)(v)(A) if it has breached in any material respect its obligations under this Agreement, or

(B) if the conditions to Closing set forth in Section 6.1 and Section 6.3 are satisfied or waived (other than those conditions that by their nature can only be satisfied at Closing) and, despite Parent’s satisfaction of its obligations in Section 5.5 and Section 5.9, Parent has not received the proceeds from the Financing on or before the date that Section 1.2 fixes as the Closing Date following the satisfaction of such conditions, provided that Parent shall not be entitled to terminate this Agreement under this Section 7.1(a)(v)(B) if it has breached in any material respect its obligations under this Agreement.

In the case of any termination under this Section 7.1(a)(v), the Company shall not be entitled to specific performance or to damages (other than for fraud or Willful Breach) against Parent if within three (3) Business Days after such termination Parent shall have paid the Company the Parent Termination Fee and the Expenses of the Company not exceeding the Expense Cap. If Parent has paid the Company the Parent Termination Fee and the Expenses of the Company not exceeding the Expense Cap in accordance with the terms of this Section 7.1(a)(v), the receipt of the Parent Termination Fee and the Expenses of the Company shall be the sole and exclusive remedy of the Company (and any of its stockholders, partners, members, Affiliates, directors, officers, employees, Representatives or agents) against any financing source with which Parent obtains or seeks to obtain financing in connection with the Merger or any of the stockholders, partners, members, Affiliates, directors, officers, employees or agents of Parent and any of their Affiliates and any of such entities’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, Representatives or agents (collectively, “Financing Source Parties”), in connection with this Agreement, the Financing Commitments, the Debt Commitment Letter, the Financing or the performance of services thereunder, whether at law or equity, in contract, in tort or otherwise. As used herein, “Financing Failure” means (i) a failure by Parent and/or Merger Sub to receive the proceeds from the Financing by the date the Closing should have occurred pursuant to Section 1.2, and (1) all conditions to Closing set forth in Section 6.1 and Section 6.3 had been satisfied or waived (other than those conditions that by their nature can only be satisfied at Closing) and (2) the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date and the Company had given Parent written notice on or prior to such date, irrevocably confirming that fact, (ii) the termination, withdrawal or expiration of any of the Financing Commitments, (iii) the disclosure or notice by any of the Financing Source Parties that financing under a Financing Commitment will not be available or will likely not be available, (iv) Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Financing Commitments substantially on the terms described therein unless Parent obtains (and provides to the Company) written confirmations that such Financing will in fact be available substantially on the terms of the Financing Commitments within two (2) Business Days after it makes its original determination or (v) Parent becomes aware of any material breach by any party of the Financing Commitments and such breach is not cured within two (2) Business Days thereafter or, if earlier, the tenth (10th) Business Day prior to the End Date. For the avoidance of doubt, the parties acknowledge and agree that a failure of the condition set forth in Section 6.3(f) shall not constitute a Financing Failure.

(b) A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 7.1(a); any termination shall be effective immediately upon delivery of such written notice to the other party. provided that with respect to a termination under Section 7.1(a)(ii)(A) such termination shall be effective only if the Company concurrently with the termination of this Agreement pays the fee due under Section 7.2.

(c) In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except no such termination shall relieve any party of any liability under the Confidentiality Agreement and the provisions of Section 5.14, Section 5.15(e), Section 7.1(c), Section 7.2 and ARTICLE 8 shall survive such termination), and there shall be no other liability or obligation on the part of the Company or Parent and Merger Sub to the other, except as specified in Section 7.1(c), Section 7.2 and Section 8.5 (subject to any other provisions pertaining thereto expressly set forth in this Agreement). Except as provided in this Section 7.1(c), nothing contained in this Agreement and no actual or purported termination of this Agreement:

(i) shall limit, restrict, extinguish or otherwise affect the remedies available to Company, Parent and Merger Sub specified in this Agreement, including Section 7.1(c), Section 7.2 and Section 8.5;

(ii) shall relieve either party for damages with respect to fraud or Willful Breach of this Agreement or a breach of this Agreement as to which specific performance is not available pursuant to Section 8.5 (provided that if Parent terminates this Agreement pursuant to Section 7.1(a)(v) the Company shall be entitled to seek damages and any other remedies at law or in equity unless Parent shall have paid the Parent Termination Fee as provided in Section 7.1(a)(v)). In the event that the Company is entitled to recover damages, such damage award may also include damages based on the consideration that would have otherwise been payable to the Company’s stockholders, and in the event that Parent and Merger Sub are entitled to recover damages, such damage award may also include damages based on loss of the economic benefits of the transaction. Any action permitted pursuant to Section 5.3 and the termination by the Company pursuant to Section 7.1(a)(iii)(B) shall not constitute a breach of the Company covenants hereunder. Neither party shall be liable for damages (actual, consequential or otherwise) with respect to any breach of a representation, warranty covenant or agreement set forth in this Agreement except as set forth in this Section 7.1(c)(ii). In the event that a party is entitled to a termination fee and expense reimbursement pursuant to Section 7.2, and such fee and expense reimbursement is paid in full, such party’s receipt of such fee shall be the sole and exclusive remedy of such party and its subsidiaries and Affiliates against the other party and its subsidiaries and Affiliates for any loss, cost, damage or expense suffered with respect to this Agreement, the transactions contemplated hereby, the termination of this Agreement, the failure of the transactions contemplated by this Agreement to be consummated or any breach of this Agreement by any party, and in no event shall any party be liable for damages in addition to a termination fee and reimbursement of Expenses pursuant to Section 7.2; provided, however, that a party may concurrently plead or otherwise seek in the alternative damages pursuant to this Section 7.1(c)(ii), a termination fee and reimbursement of Expenses pursuant to Section 7.2 and the equitable remedies available pursuant to Section 8.5, but in no event shall a party be entitled to recover all three remedies but will be required to make an election of remedies at the time of any award of remedies.

Section 7.2 Termination Fee and Expenses.

(a) Except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated.

(b) In the event that:

(i) the Company terminates this Agreement pursuant to Section 7.1(a)(iii)(B); or

(ii) each of the following has occurred: (A) the Company or Parent terminates this Agreement pursuant to Section 7.1(a)(ii)(A) or Section 7.1(a)(ii)(C), (B) the Company has not previously paid a Company Termination Fee with respect thereto, and (C) a

Person who has made, or publicly disclosed or announced, a Qualifying Alternative Proposal after the date of this Agreement but prior to such termination shall have entered into a Qualifying Definitive Agreement with the Company within twelve (12) months after such termination; or

(iii) Parent terminates this Agreement pursuant to Section 7.1(a)(iv)(A) or Section 7.1(a)(iv)(B),

then the Company shall pay to Parent:

(A) all of the Expenses of Parent and Merger Sub; provided, however, that the Company will under no circumstances be required to pay Expenses exceeding the Expense Cap; and

(B) the Company Termination Fee in cash. As used herein, the “Company Termination Fee” means (A) an amount equal to $11,000,000 if the Company Termination Fee becomes payable in connection with the Company entering into an Alternative Proposal with an Excluded Person and (B) an amount equal to $16,500,000 in all other circumstances other than as set forth in Section 7.2(b)(iii)(C); provided, however, that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. If the Company terminates this Agreement pursuant to clause (i) above, the Company Termination Fee will be payable on the date of the termination of this Agreement; if the Company terminates this Agreement pursuant to clause (ii) above, the Company Termination Fee will be payable within one (1) Business Day after the date on which the Company enters into a definitive agreement with respect to the Alternative Proposal; if Parent terminates this Agreement pursuant to clause (iii) above, the Company Termination Fee will be payable no later than three (3) Business Days after notice of termination of this Agreement.

(C) Notwithstanding Section 7.2(b)(iii)(B), in the event that Parent terminates this Agreement pursuant to Section 7.1(a)(ii)(A) and the conditions set forth in clauses (B) and (C) of Section 7.2(b)(ii) have occurred, then the Company Termination Fee shall mean an amount equal to the lesser of (i) the Company Termination Fee as defined in Section 7.2(b)(iii)(B) or (ii) the difference between (x) the aggregate purchase price to be paid to all holders of shares of Company Common Stock for such shares of Company Common Stock upon the closing of the transactions contemplated by the Qualifying Definitive Agreement minus (y) the product of $6.50 times the number of Common Shares eligible to receive Common Stock Merger Consideration that are outstanding as of the date hereof. Any Company Termination Fee payable pursuant to this Section 7.2(b)(iii)(C) will be payable no later than one (1) Business Day after the Company enters into a Qualifying Definitive Agreement.

(c) In the event that the Company terminates this Agreement pursuant to Section 7.1(a)(iii)(A) or Section 7.1(a)(iii)(C) or the Company or Parent terminates this Agreement pursuant to Section 7.1(a)(v), then Parent shall pay to the Company:

(i) all of the Expenses of the Company; provided, however, that Parent and Merger Sub will under no circumstances be required to pay Expenses exceeding the Expense Cap; or

(ii) a fee of $16,500,000 in cash (the “Parent Termination Fee”), it being understood that in no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion. The Parent Termination Fee will be payable no later than three (3) Business Days after notice of termination of this Agreement.

(d) As used herein, (A) the “Expense Cap” shall mean $1,000,000 and (B) “Expenses” shall mean all reasonable, itemized, and documented out-of-pocket fees and expenses (including loan commitment fees, due diligence expenses, and all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers, incurred by Company, Parent or Merger Sub, as applicable, or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Financing and all other matters related to the Merger.

(e) In circumstances in which Expenses are payable, such payment shall be made to the party entitled thereto not later than five (5) Business Days after delivery to the liable party of an itemization setting forth all Expenses (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such notice of demand for payment). Any payments required hereunder shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as the case may be.

(f) The parties acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay any amount due by it pursuant to this Section 7.2, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other party commences a suit that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit. Each of the parties hereto further acknowledges that neither the payment of the amounts by the Company nor the payment of the amounts by Parent specified in this Section 7.2 is a penalty in the circumstances in which such fees are payable and which do not involve fraud or Willful Breach.

(g) Except in the event of fraud or Willful Breach of this Agreement by Parent in which the Company seeks, is awarded and is entitled to receive damages or specific performance of this Agreement pursuant to, and subject to the limitations contained in, Section 8.5 (in which case the Company shall not be entitled to receive payment of the Parent Termination Fee), the Company’s receipt of the Parent Termination Fee and payment of Expenses as provided in Section 7.2(c) and the Company’s right to specific performance of this Agreement by the parties hereto pursuant to, and subject to the limitations contained in, Section 8.5 shall be the sole and exclusive remedies of the Company and its Subsidiaries against Parent, Merger Sub and any of their respective former, current, or future direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, Representatives or agents (collectively, the “Parent Related Parties”) and against the Financing Source Parties for any loss, cost, damage or expense suffered with respect to this Agreement, the transactions contemplated hereby, the Debt Commitment Letter, the Financing or the performance of services thereunder, the termination of this Agreement, the failure of the transactions contemplated by this Agreement to be consummated or any breach of this Agreement by Parent or Merger Sub, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation to the Company (other than pursuant to the Confidentiality Agreements) relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(h) Except in the event of fraud or Willful Breach of this Agreement by the Company in which Parent seeks, is awarded and is entitled receive damages or specific performance as provided for in Section 8.5 (in which case Parent shall not be entitled to receive payment of the Company Termination Fee), receipt by Parent or its designee of the Company Termination Fee and payment of Expenses as provided in Section 7.2(b) and Parent’s right to specific performance prior to termination (but not after termination) of this Agreement provided for in Section 8.5 shall be the sole and exclusive remedy of the Parent Related Parties against the Company, its Subsidiaries and any of their respective former, current, or future direct or indirect shareholders, directors, officers, employees, managers, members, Affiliates, Representatives or agents (collectively, the “Company Related Parties”) for any loss, cost, damage or expense suffered with respect to this Agreement, the transactions contemplated hereby, the termination of this Agreement or the failure of the Merger to be consummated, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(i) Notwithstanding anything herein to the contrary, the Company (and any of its stockholders, partners, members, Affiliates, directors, officers, employees, Representatives or agents) hereby waives any rights or claims against any Financing Source Party in connection with this Agreement or the Financing Commitments, whether at law or equity, in contract, in tort or otherwise.

Section 7.3 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger, terminating this Agreement and abandoning the Merger or preventing the other party from exercising its rights to terminate this Agreement under Section 7.1, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of this Agreement or any covenant set forth herein.

ARTICLE 8

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2 Expenses. Except as set forth in Section 7.1(a)(v), Section 7.2 or as elsewhere provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or other electronic means), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING OUT OF, OR RELATING TO, THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT COMMITMENT LETTER, THE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE.

Section 8.5 Specific Enforcement; Venue.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to ARTICLE 7, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (c)(i) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity; provided, that the Company shall not be entitled to seek or obtain any specific performance, injunction or other equitable relief as to Parent’s obligation to cause the funding of the Equity Commitment Letter and Debt Commitment Letter if the Parent or the Company properly exercises the termination right provided in Section 7.1(a)(v) and the Company is paid the Parent Termination Fee as and when provided therein. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach nor to assert that the obligation of a party to pay the Company Termination Fee or the Parent Termination Fee, as applicable, pursuant to Section 7.2 shall be evidence that the parties have adequate remedies at law and therefore shall not be entitled to equitable relief pursuant to this Section 8.5. Notwithstanding any provision herein to the contrary, it is explicitly agreed that the Company shall not be entitled to seek or obtain any specific performance, injunction, or other equitable relief under this Agreement in the event that the Parent is entitled to and validly terminates this Agreement pursuant to Section 7.1(a) and pays the Parent Termination Fee to the Company pursuant to Section 7.1(a)(v).

(b) If, pursuant to a claim for specific performance brought against a party pursuant to this Section 8.5, a court of competent jurisdiction as provided in this Section 8.5 has declined to specifically enforce the obligations of a party or parties hereto to consummate the transactions contemplated hereby, and if such party is obligated to but has not paid the Parent Termination Fee or Company Termination Fee, as applicable, the other party may pursue monetary damages as permitted by Section 7.2(c) (but only in the circumstances set forth therein).

(c) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any Federal court sitting in the State of Delaware.

(d) Each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in the borough of Manhattan (and appellate courts thereof).

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING OUT OF, OR RELATING TO, THE DEBT COMMITMENT LETTER, THE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by personal delivery, by confirmed facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by electronic mail (provided that if given by electronic mail such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein), by reliable overnight delivery service (with proof of service) or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Cod Intermediate, LLC

125 West 55th Street, Level 15

New York, NY 10019

Facsimile: (212) 231-1838

E-mail: karl.kuchel@macquarie.com

Attention: Karl Kuchel

with a copy (which shall not constitute notice to Parent or Merger Sub) to:

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

Facsimile: (312) 706-8138

E-mail: jsimala@mayerbrown.com; wkucera@mayerbrown.com

Attention:   Jodi A. Simala

William R. Kucera

To the Company:

WCA Waste Corporation

One Riverway, Suite 1400

Houston, TX 77056

Facsimile: (713)

E-mail: ccasalinova@wcamerica.com; mroy@wcamerica.com

Attention:   Charles Casalinova

Mike Roy

with a copy (which shall not constitute notice to Company) to:

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

Facsimile: (713) 220-4285

Email: jeffdodd@andrewskurth.com

Attention: Jeff Dodd

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or otherwise received, or upon dispatch in the case of electronic mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or three (3) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interest and obligations under this agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder, and any purported assignment or transfer without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.9 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any Law, all other provisions of this Agreement remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. If any court of competent jurisdiction determines that any provision of this Agreement is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith in an attempt to agree to another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the parties’ intentions to the greatest lawful extent under this Agreement.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and letters hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior or contemporaneous agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as set forth in (x) Section 5.8 and (y) the proviso hereto, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided that provisions of Section 7.1(a)(v), Section 7.2(g), Section 8.4, Section 8.5(d) and Section 8.6 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Financing Source Parties. The parties further agree that the Exclusivity Agreement dated December 16, 2011 by and among the Company, Macquarie Infrastructure Partners II U.S., L.P. and Macquarie Infrastructure Partners II International, L.P. is terminated upon the date hereof.

Section 8.11 Amendments; Waivers. Subject to Section 6.1, at any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective (and, in the case of the Company, as approved by the Board); provided, however, that Section 7.1(a)(v), Section 7.2(g), Section 8.4, Section 8.5(d) and Section 8.6 may not be amended without the prior written consent of the Financing Source Parties; and; provided further, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the Nasdaq Stock Market require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement or instrument referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, and all rules and regulations promulgated under such statute.

Section 8.14 No Recourse. Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may only be enforced (but subject to the express limitation on the equitable remedy of specific performance referenced in Section 7.2 and Section 8.5) against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby.

Section 8.15 Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein:

“Affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise (it being understood and agreed that, notwithstanding the foregoing definition, for purposes of this Agreement the MIP I Entities shall not be Affiliates of Parent or Merger Sub).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by Law to be closed.

“Buyer Group Party” shall mean and include Parent, Merger Sub, any investor in Parent or Merger Sub or any Affiliate of the foregoing participating or acting directly or indirectly with or on behalf of Parent or Merger Sub to effect the acquisition of the Company as contemplated in this Agreement.

“Certificate of Designations” means the Certificate of Designation of Series A Convertible Pay-in-Kind Preferred Stock as filed with the Secretary of State of the State of Delaware.

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

“Indenture” means the Indenture dated as of June 7, 2011 by and among WCA Waste Corporation, BOKF, NA dba Bank of Texas, as trustee, and each of the guarantors party thereto.

“Knowledge” means (i) with respect to Parent and/or Merger Sub, the actual knowledge of Paul Mitchener and the actual knowledge that such individual should possess after a reasonable inquiry under the circumstances in light of such individual’s office or position, and (ii) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(g)(ii) of the Company Exceptions Letter, and the actual knowledge that such individuals should possess after a reasonable inquiry under the circumstances in light of each individual’s office or position.

“Orders” or “orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“Permitted Encumbrances” means: (i) un-violated zoning ordinances and regulations which do not materially adversely affect the use, marketability or value of the owned and leased Real Property for its current uses (provided, however, that a “legal nonconforming use” or “grandfathered” status shall not be a Permitted Encumbrance); (ii) real estate Taxes and assessments, both general and special, that are a lien but are not due and payable as of the date hereof; (iii) title exceptions, defects, liens, mortgages, encumbrances and other matters that are set forth in the Company Exceptions Letter which, individually or in the aggregate, do not materially affect the continued use of the owned or leased Real Property for the purposes for which such Real Property is currently being used and contemplated to be used by the Company or a Subsidiary of the Company; and (iv) easements, encroachments, covenants, conditions, reservations, restrictions and other matters that, individually or in the aggregate, do not materially affect the continued use of the owned or leased Real Property for the purposes for which such Real Property is currently being used and contemplated to be used by the Company or a Subsidiary of the Company.

“Person” or “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Qualifying Alternative Proposal” means an Alternative Proposal but for purposes of this definition the references to “25%” in the definition of “Alternative Proposal” shall be deemed to be references to “50%.”

“Qualifying Definitive Agreement” means a definitive agreement relating to a Qualifying Alternative Proposal pursuant to which the consideration paid to the holders of Company Common Stock in such Alternative Proposal is greater than the Common Stock Merger Consideration.

“Representatives” or “representatives” of a Person means the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources, agents and other advisors or representatives of such Person.

“Restricted Period” means the period beginning on the Termination Date and ending on the one (1) year anniversary of such date.

“Subsidiaries” of any party shall mean any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (i) 50% or more of the outstanding voting securities are directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner.

“Treasury Regulation” shall mean a provision of the temporary and final regulations promulgated under the Code by the United States Department of the Treasury, as amended from time to time.

“Willful Breach” shall mean a breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure with the actual knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have) that the taking of such act or failure to take such act would, or would reasonably be expected to, when taken in the context of all other actions taken by such Person, represent or cause a material breach of this Agreement.

Section 8.16 Defined Terms. Each of the following terms is defined in the Sections set forth opposite such term:

“Action” is defined in Section 5.8(b).

“Additional Filings” is defined in Section 5.4.

“Affiliate Transaction” is defined in Section 3.11.

“Affiliates” is defined in Section 8.15.

“Agreement” is defined in the Preamble.

“Alternative Commitment Letters” is defined in Section 5.9(f).

“Alternative Financing” is defined in Section 5.9(f).

“Alternative Financing Commitments” is defined in Section 5.9(f).

“Alternative Proposal” is defined in Section 5.3(g).

“Antitrust Authority” is defined in Section 5.5(b)(iii).

“Antitrust Prohibition” is defined in Section 5.5(c).

“Balance Sheet Date” is defined in Section 3.7.

“Board” is defined in the Preamble.

“Book-Entry Shares” is defined in Section 2.2(b)(i).

“Business Day” is defined in Section 8.15.

“Buyer Group Financing” is defined in Section 4.4.

“Buyer Group Party” is defined in Section 8.15.

“Cancelled Shares” is defined in Section 2.1(b).

“Certificate of Designations” is defined in Section 8.15.

“Certificate of Merger” is defined in Section 1.3.

“Certificates” is defined in Section 2.2(b).

“Claims” is defined in Section 3.9(e).

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“Code” is defined in Section 2.2(b).

“Common Share” is defined in Section 2.1(a)(i).

“Common Stock Merger Consideration” is defined in Section 2.1(a)(i).

“Company” is defined in the Preamble.

“Company Approvals” is defined in Section 3.4(b).

“Company Benefit Plans” is defined in Section 3.10(a).

“Company Capital Stock” is defined in Section 2.1(a)(i).

“Company Charter Documents” is defined in Section 3.1(c).

“Company Common Stock” is defined in Section 2.1(a).

“Company Credit Agreement” is defined in Section 6.3(f).

“Company Exceptions Letter” is defined in ARTICLE 3.

“Company Material Adverse Effect” is defined in Section 3.1(d).

“Company Material Contracts” is defined in Section 3.20(a).

“Company Meeting” is defined in Section 5.4(b).

“Company Permits” is defined in Section 3.8(b).

“Company Preferred Stock” is defined in Section 3.2(a).

“Company SEC Documents” is defined in Section 3.5(a).

“Company SF Termination Right” is defined in Schedule 5.19.

“Company Stockholder Approval” is defined in Section 3.19.

“Company Stock Option” is defined in Section 2.3(a).

“Company Stock Plan” is defined in Section 2.3(a).

“Company Termination Fee” is defined in Section 7.2(b).

“Confidentiality Agreement” is defined in Section 5.2(b).

“Continuing Employees” is defined in Section 5.15.

“Contracts” is defined in Section 8.15.

“Debt Commitment Letter” is defined in Section 4.4.

“Debt Financing” is defined in Section 4.4.

“DGCL” is defined in the Preamble.

“Dissenting Stockholder” is defined in Section 2.4(a).

“Dissenting Shares” is defined in Section 2.4(a).

“Divestiture Action” is defined in Section 5.5(c).

“DTC” is defined in Section 2.2(b)(ii).

“DTC Payment” is defined in Section 2.2(b)(ii).

“Earn-Out Certificates” is defined in Section 2.5.

“Earn-Out Parties” is defined in Section 2.5.

“Effective Time” is defined in Section 1.3.

“Employees” is defined in Section 3.15(b).

“End Date” is defined in Section 7.1(a)(ii).

“Environmental Claim” Section 3.9(e).

“Environmental Laws” is defined in Section 3.9(e).

“Environmental Permits” is defined in Section 3.9(a).

“Equity Commitment Letter” is defined in Section 4.4.

“ERISA” is defined in Section 3.10(a).

“ERISA Affiliate” is defined in Section 3.10(b).

“Escrow Agreement” is defined in Section 2.5.

“Essential Marketing Information” is defined in Section 8.15.

“Excluded Person” is defined in Section 5.3(g)(ii).

“Exchange Act” is defined in Section 3.4(b).

“Executive” is defined in Section 5.16.

“Expense Cap” is defined in Section 7.2(d).

“Expenses” is defined in Section 7.2(d).

“Filed Company SEC Documents” is defined in the ARTICLE 3.

“Financing” is defined in Section 4.4.

“Financing Commitments” is defined in Section 4.4.

“Financing Failure” is defined in Section 7.1(a)(v).

“Financing Source Parties” is defined in Section 7.1(a)(v).

“GAAP” is defined in Section 3.5(b).

“Governmental Entity” is defined in Section 3.4(b).

“Hazardous Substance” is defined in Section 3.9(e).

“HSR Act” is defined in Section 3.4(b).

“Indemnified Parties” is defined in Section 5.8(b).

“Indemnified Party” is defined in Section 5.8(b).

“Indenture” is defined in Section 8.15.

“Intellectual Property” is defined in Section 3.16.

“IRS” is defined in Section 3.10(e).

“Knowledge” is defined in Section 8.15.

“Law” is defined in Section 3.8(a).

“Laws” is defined in Section 3.8(a).

“Lien” is defined in Section 3.4(c).

“Merger” is defined in the Preamble.

“Merger Consideration” is defined in Section 2.1(a)(ii).

“Merger Sub” is defined in the Preamble.

“MIP I” is defined in Section 5.5(c).

“MIP I Entities” is defined in Section 5.5(c).

“Negotiation Period” is defined in Section 5.3(b)(ii).

“Notes” is defined in Section 5.17.

“Order” or “Orders” is defined in Section 8.15.

“Parent” is defined in the Preamble.

“Parent Additional Information” is defined in Section 4.3.

“Parent Financing Date” is defined in Section 1.2.

“Parent Material Adverse Effect” is defined in Section 4.1(b).

“Parent Proxy Information” is defined in Section 4.3.

“Parent SF Termination Right” is defined in Schedule 5.19.

“Parent Termination Fee” is defined in Section 7.2(c)(ii).

“Paying Agent” is defined in Section 2.2(a).

“Payment Fund” is defined in Section 2.2(a).

“Person” or “person” is defined in Section 8.15.

“Post-Closing Period” is defined in Section 2.3(c).

“Post-Signing Return” is defined in Section 5.18.

“Preferred Share” is defined in Section 2.1(a)(ii).

“Preferred Stock Merger Consideration” is defined in Section 2.1(a)(ii).

“Proxy Statement” is defined in Section 3.22.

“Public Stockholders” is defined in the Preamble.

“Qualifying Alternative Proposal” is defined in Section 8.15.

“Qualifying Definitive Agreement” is defined in Section 8.15.

“Real Property” is defined in Section 3.17.

“Recommendation” is defined in Section 3.4(a).

“Regulatory Law” is defined in Section 5.5(e).

“Representatives” or “representatives” is defined in Section 8.15.

“Restricted Period” is defined in Section 8.15.

“Restricted Shares” is defined in Section 2.3(b).

“Sarbanes-Oxley Act” is defined in Section 3.6.

“SEC” is defined in Section 3.5(a).

“Securities Act” is defined in Section 3.5(a).

“Series A Preferred Stock” is defined in Section 2.1(a)(ii).

“Share” is defined in Section 2.1(a)(ii).

“Subsidiaries” is defined in Section 8.15.

“Subsidiary Documents” is defined in Section 3.1(c).

“Superior Proposal” is defined in Section 5.3(g)(iii).

“Surviving Corporation” is defined in Section 1.1.

“Takeover Statute” is defined in Section 3.25.

“Tax Return” is defined in Section 3.14(p).

“Tax” or “Taxes” is defined in Section 3.14(p).

“Termination Date” is defined in Section 5.1(a).

“Welfare Plan” is defined in Section 3.10(f).

“Window-Shop Period” is defined in Section 5.3(g)(iv).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COD INTERMEDIATE, LLC

By:	/s/ Paul Mitchener
Name: Paul Mitchener
Title: President

By:	/s/ Karl Kuchel
Name: Karl Kuchel
Title: Vice President and Treasurer

COD MERGER COMPANY, INC.

By:	/s/ Paul Mitchener
Name: Paul Mitchener
Title: President

By:	/s/ Karl Kuchel
Name: Karl Kuchel
Title: Vice President and Treasurer

[Signature Page to Agreement and Plan of Merger]

WCA WASTE CORPORATION

By:	/s/ Tom J. Fatjo, Jr.
Name: Tom J. Fatjo, Jr.
Title: Chief Executive Officer